40-33



Mark C. Jensen
Vice President
Associate General Counsel

FMR LLC Legal Department
82 Devonshire Street F6C, Boston, MA 02109-3605
Phone: 617-563-5292 Fax: 617-385-1308
mark.jensen@fmr.com



811-04085
Branch 17



August 16, 2011

VIA OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street, NW
Washington, DC 20549

FOSFX

Re: Zametkin v. Fidelity Management & Research Company, et al.
US District Court, District of Massachusetts

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, I hereby enclose a copy of the plaintiff's motion for preliminary approval of a class settlement in the above-referenced matter, and accompanying documents. The court has not yet scheduled a hearing on the motion.

The Fidelity Income Fund, a registered investment company and a named defendant in the action, will be released but will not contribute financially to the settlement.

Please feel free to contact me should you have any questions.

Sincerely,

Mark Jensen

Enclosures





11000429

UNITED STATES DISTRICT COURT

DISTRICT OF MASSACHUSETTS


RECEIVED
AUG 24 2011
OFFICE OF THE SECRETARY

ALAN ZAMETKIN, On Behalf of Himself and All Others Similarly Situated, Plaintiff, vs. FIDELITY MANAGEMENT & RESEARCH COMPANY, et al., Defendants.	No. 1:08-cv-10960-MLW CLASS ACTION

LEAD PLAINTIFF'S UNOPPOSED
MOTION FOR PRELIMINARY APPROVAL OF SETTLEMENT

Lead Plaintiff Alan Zametkin ("Lead Plaintiff") hereby moves the Court pursuant to Rule 23(e) of the Federal Rules of Civil Procedure for an order: (1) granting preliminary approval of the proposed Settlement which provides for the payment of $7,500,000 in cash to resolve this securities class action against Defendants; (2) certifying the Class pursuant to Rule 23(b)(3) for purposes of effectuating the proposed Settlement; (3) directing that Class Members be given notice of the pendency of this Litigation and the proposed Settlement in substantially the same form and manner set forth in the Stipulation of Settlement and the exhibits annexed thereto; (4) setting a hearing date for the Court to consider final approval of the proposed Settlement and related matters; and (5) setting a schedule of events to govern the remaining procedural aspects of the proposed Settlement.

In support of his motion, Lead Plaintiff relies on the Stipulation of Settlement, the exhibits annexed thereto, and the Memorandum of Law in Support of Lead Plaintiff's

Unopposed Motion for Preliminary Approval of Settlement, submitted herewith, which are incorporated herein in their entirety.

DATED: June 17, 2011

Respectfully submitted,

SHAPIRO HABER & URMY LLP

/s/ Adam M. Stewart
Thomas G. Shapiro (BBO #454680)
Adam M. Stewart (BBO #661090)
SHAPIRO HABER & URMY LLP
53 State Street
Boston, MA 02109
Telephone: 617/439-3939
617/439-0134 (fax)
tshapiro@shulaw.com
astewart@shulaw.com

Liaison Counsel

ROBBINS GELLER RUDMAN & DOWD LLP
Samuel H. Rudman
Evan J. Kaufman
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)
srudman@rgrdlaw.com
ekaufman@rgrdlaw.com

DYER & BERENS LLP
Robert J. Dyer III
Jeffrey A. Berens
303 East 17th Avenue, Suite 300
Denver, CO 80203
Telephone: 303/861-1764
303/395-0393 (fax)
bob@dyerberens.com
jeff@dyerberens.com

Co-Lead Counsel for Plaintiff

HOLZER HOLZER & FISTEL, LLC
Corey D. Holzer
Michael I Fistel, Jr.
200 Ashford Center North, Suite 300
Atlanta, GA 30338
Telephone: 770/392-0090
770-392/0029 (fax)
cholzer@holzerlaw.com
mfistel@holzerlaw.com

Additional Counsel for Plaintiff

LOCAL RULE 7.1(A)(2) CERTIFICATION

I hereby certify that counsel for Plaintiff conferred in good faith with counsel for Defendants, and Defendants do not oppose the relief requested herein.

/s/ Adam M. Stewart
Adam M. Stewart

CERTIFICATE OF SERVICE

I hereby certify that this document filed through the ECF system will be sent electronically to the registered participants as identified on the Notice of Electronic Filing (NEF) and paper copies will be sent to those indicated as non-registered participants on June 17, 2011.

/s/ Adam M. Stewart
Adam M. Stewart

ekaufman@rgrdlaw.com

DYER & BERENS LLP

____

Robert J. Dyer III
Jeffrey A. Berens
303 East 17th Avenue, Suite 300
Denver, CO 80203
Telephone: 303/861-1764
303/395-0393 (fax)
bob@dyerberens.com
jeff@dyerberens.com

Co-Lead Counsel for Plaintiff

SHAPIRO HABER & URMY LLP
Thomas G. Shapiro (BBO #454680)
Adam M. Stewart (BBO #661090)
SHAPIRO HABER & URMY LLP
53 State Street
Boston, MA 02109
Telephone: 617/439-3939
617/439-0134 (fax)
tshapiro@shulaw.com
astewart@shulaw.com

Liaison Counsel

HOLZER HOLZER & FISTEL, LLC
Corey D. Holzer
Michael I. Fistel, Jr.
200 Ashford Center North, Suite 300
Atlanta, GA 30338
Telephone: 770/392-0090
770-392/0029 (fax)
cholzer@holzerlaw.com
mfistel@holzerlaw.com

Additional Counsel for Plaintiff

Fax: 617.523.1231
jdittmar@goodwinprocter.com
dapfel@goodwinprocter.com
jlipshutz@goodwinprocter.com

MILBANK, TWEED, HADLEY & McCLOY LLP



James N. Benedict (*pro hac vice*)
Sean M. Murphy (*pro hac vice*)
Andrew W. Robertson (*pro hac vice*)
1 Chase Manhattan Plaza
New York, NY 10005-1413
Tel: (212) 530-5000
Fax: (212) 530-5219

Attorneys for Defendants Fidelity Management & Research Co., FMR Corp. (n/k/a FMR LLC), Fidelity Brokerage Services LLC, Edward C. Johnson 3d, Abigail P. Johnson, James C. Curvey, Timothy Hayes, Joseph B. Hollis, Stephen P. Jonas, Kimberly Monasterio, Christine Reynolds, and Robert L. Reynolds

ekaufman@rgrdlaw.com

DYER & BERENS LLP



Robert J. Dyer III
Jeffrey A. Berens
303 East 17th Avenue, Suite 300
Denver, CO 80203
Telephone: 303/861-1764
303/395-0393 (fax)
bob@dyerberens.com
jeff@dyerberens.com

Co-Lead Counsel for Plaintiff

SHAPIRO HABER & URMY LLP
Thomas G. Shapiro (BBO #454680)
Adam M. Stewart (BBO #661090)
SHAPIRO HABER & URMY LLP
53 State Street
Boston, MA 02109
Telephone: 617/439-3939
617/439-0134 (fax)
tshapiro@shulaw.com
astewart@shulaw.com

Liaison Counsel

HOLZER HOLZER & FISTEL, LLC
Corey D. Holzer
Michael I. Fistel, Jr.
200 Ashford Center North, Suite 300
Atlanta, GA 30338
Telephone: 770/392-0090
770-392/0029 (fax)
cholzer@holzerlaw.com
mfistel@holzerlaw.com

Additional Counsel for Plaintiff

Fax: 617.523.1231
jdittmar@goodwinprocter.com
dapfel@goodwinprocter.com
jlipshutz@goodwinprocter.com

MILBANK, TWEED, HADLEY & McCLOY LLP

____

James N. Benedict (*pro hac vice*)
Sean M. Murphy (*pro hac vice*)
Andrew W. Robertson (*pro hac vice*)
1 Chase Manhattan Plaza
New York, NY 10005-1413
Tel: (212) 530-5000
Fax: (212) 530-5219

Attorneys for Defendants Fidelity Management & Research Co., FMR Corp. (n/k/a FMR LLC), Fidelity Brokerage Services LLC, Edward C. Johnson 3d, Abigail P. Johnson, James C. Curvey, Timothy Hayes, Joseph B. Hollis, Stephen P. Jonas, Kimberly Monasterio, Christine Reynolds, and Robert L. Reynolds

Member. Upon receipt of such written notice from such a Class Member, Lead Plaintiff's Counsel shall provide a copy of such written notice to Defendants' counsel.

6. If Defendants elect to withdraw from the Settlement in accordance with ¶ 2 hereof, and such withdrawal is not nullified in accordance with ¶4 hereof, the Stipulation shall be terminated and deemed null and void, and the provisions of ¶¶7.3-7.5 of the Stipulation shall apply.

7. The Parties hereto intend that the Opt-out Threshold in this Supplemental Agreement be maintained as confidential. Subject to orders of the Court, the Supplemental Agreement shall not be filed with the Court in such a manner so as to disclose publicly the Opt-out Threshold itself prior to the deadline for submitting requests for exclusion unless a dispute arises as to its terms. Notwithstanding the foregoing, the Opt-out Threshold may be disclosed to the Court, as may be required by the Court, for purposes of approval of the Settlement, but such disclosure shall be carried out to the fullest extent possible in accordance with the practices of the Court so as to maintain the confidentiality of the Opt-out Threshold.

8. This Supplemental Agreement may be executed in one or more counterparts. All executed counterparts and each of them shall be deemed to be one and the same instrument.

IN WITNESS WHEREOF, the Parties hereto have caused this Supplemental Agreement to the Stipulation to be executed, by their duly authorized counsel, dated as of June 17, 2011.

ROBBINS GELLER RUDMAN & DOWD LLP

____

Samuel H. Rudman
Evan J. Kaufman
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)
srudman@rgrdlaw.com

GOODWIN PROCTER, LLP



James S. Dittmar (BBO# 126320)
David J. Apfel (BBO# 551139)
Joshua S. Lipshutz (BBO# 675305)
GOODWIN PROCTER LLP
53 State Street
Boston, Massachusetts 02109
Tel.: 617.570.1000

Member. Upon receipt of such written notice from such a Class Member, Lead Plaintiff's Counsel shall provide a copy of such written notice to Defendants' counsel.

6. If Defendants elect to withdraw from the Settlement in accordance with ¶ 2 hereof, and such withdrawal is not nullified in accordance with ¶4 hereof, the Stipulation shall be terminated and deemed null and void, and the provisions of ¶¶7.3-7.5 of the Stipulation shall apply.

7. The Parties hereto intend that the Opt-out Threshold in this Supplemental Agreement be maintained as confidential. Subject to orders of the Court, the Supplemental Agreement shall not be filed with the Court in such a manner so as to disclose publicly the Opt-out Threshold itself prior to the deadline for submitting requests for exclusion unless a dispute arises as to its terms. Notwithstanding the foregoing, the Opt-out Threshold may be disclosed to the Court, as may be required by the Court, for purposes of approval of the Settlement, but such disclosure shall be carried out to the fullest extent possible in accordance with the practices of the Court so as to maintain the confidentiality of the Opt-out Threshold.

8. This Supplemental Agreement may be executed in one or more counterparts. All executed counterparts and each of them shall be deemed to be one and the same instrument.

IN WITNESS WHEREOF, the Parties hereto have caused this Supplemental Agreement to the Stipulation to be executed, by their duly authorized counsel, dated as of June 17, 2011.

ROBBINS GELLER RUDMAN & DOWD LLP



Samuel H. Rudman
Evan J. Kaufman
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)
srudman@rgrdlaw.com

GOODWIN PROCTER, LLP

James S. Dittmar (BBO# 126320)
David J. Apfel (BBO# 551139)
Joshua S. Lipshutz (BBO# 675305)
GOODWIN PROCTER LLP
53 State Street
Boston, Massachusetts 02109
Tel.: 617.570.1000

exceeds five percent (5%) of the total number of Fidelity Ultra-Short Bond Fund shares traded during the Class Period (the "Opt-out Threshold").

3. If Defendants elect to exercise their option set forth in ¶ 2 hereof, written notice of their intent to withdraw from the Settlement must be provided to Lead Plaintiff's Counsel sent by facsimile to be received no later than 5 p.m. Eastern Daylight Time on the last day of the Termination Window.

4. If Defendants elect to withdraw from the Stipulation pursuant to ¶ 2 hereof, Lead Plaintiff's Counsel may, in their unfettered discretion, within ten (10) calendar days of receipt of Defendants' notice of intention to withdraw from the Settlement (or such longer period as shall be agreed upon in writing between Lead Plaintiff's Counsel and Defendants' Counsel) (the "Opt-out Review Period"), review the validity of any request for exclusion and attempt to cause retraction or withdrawal of any such request for exclusion. The Defendants will not interfere with any such efforts made by Lead Plaintiff's Counsel. If, within the Opt-out Review Period, Lead Plaintiff's Counsel succeed in causing the filing of retractions or withdrawals (which retractions and withdrawals shall be made in the manner provided in ¶ 5 herein) of a sufficient number of requests for exclusion such that the number of shares represented by the remaining requests for exclusion does not constitute grounds for withdrawal as specified in ¶ 2 above, then any withdrawal from the Stipulation by Defendants shall automatically be deemed to be a nullity.

5. To retract or withdraw a prior request for exclusion, a Class Member must file a signed written notice with the Claims Administrator stating that the individual or entity retracts or withdraws his, her or its request for exclusion and that the person or entity agrees to be bound by the Settlement and the Judgment in the Litigation; however, the filing of such written notice signed by the Class Member may be effected by Lead Plaintiff's Counsel on written direction by the Class

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

ALAN ZAMETKIN, on Behalf of Himself and All Others Similarly Situated,	)	
Plaintiff,	)	
v.	)	1:08-CV-10960-MLW
FIDELITY MANAGEMENT & RESEARCH COMPANY, *et al.*,	)	
Defendants.	)	


RECEIVED
AUG 24 2011
OFFICE OF THE SECRETARY

SUPPLEMENTAL AGREEMENT

Pursuant to ¶7.6 of the Stipulation of Settlement dated June 17, 2011 (the "Stipulation") between Lead Plaintiff and the Defendants in the above-captioned Litigation, the additional terms under which Defendants may unanimously withdraw from and terminate the Stipulation are as follows:

1. All capitalized terms used, but not defined herein, shall have the meanings ascribed to them in the Stipulation.

2. Defendants, acting unanimously, shall have the option, but not the obligation, to terminate the Stipulation within seven (7) calendar days following the delivery by the Claims Administrator to Defendants' counsel of copies of all timely written Opt-out Requests pursuant to ¶5.8 of the Stipulation (the "Termination Window") in the event that the aggregate number of Fidelity Ultra-Short Bond Fund shares purchased or otherwise acquired during the Class Period by Class Members who would otherwise be entitled to participate as members of the Class but who timely and validly request exclusion from the Class by delivering Opt-out Requests equals or

#4825-3945-7801v1
06/20/11 11:25 AM
628599_2

EXHIBIT B

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

ALAN ZAMETKIN, on Behalf of Himself and All Others Similarly Situated, Plaintiff, v. FIDELITY MANAGEMENT & RESEARCH COMPANY, *et al.*, Defendants.	1:08-CV-10960-MLW

ORDER AND FINAL JUDGMENT

On the ___ day of ___________, 2011, a hearing having been held before this Court to determine: (1) whether the terms and conditions of the Stipulation of Settlement dated June 17, 2011 (the "Stipulation") are fair, reasonable and adequate for the settlement of all claims asserted by the Class against the defendants in the complaint now pending in this Court under the above caption (the "Litigation"), including the release of the Released Parties, and should be approved; (2) whether judgment should be entered dismissing the complaint on the merits and with prejudice in favor of the defendants herein and as against all persons or entities who are members of the Class herein who have not timely and validly requested exclusion therefrom; (3) whether to approve the Plan of Allocation as a fair and reasonable method to allocate the settlement proceeds among the members of the Class; (4) whether and in what amount to award Lead Plaintiff's Counsel fees and expenses; and (5) whether and in what amount to award Lead Plaintiff expenses. The Court having considered all matters submitted to it at the hearing and otherwise; and it appearing that a notice of the hearing substantially in the form approved by the Court was mailed to all individuals and entities, reasonably identifiable, who purchased or otherwise acquired Fidelity Ultra-Short Bond Fund shares during the period between June 6, 2005 and June 5, 2008, inclusive (the "Class Period"), other than Excluded Persons, as shown by the records compiled by the Claims Administrator in connection with its mailing of the Notice, at the respective addresses set forth in such records, and that a summary notice of the hearing substantially in the form approved by the Court was published pursuant to the Order Preliminarily Approving Settlement and Providing for Notice as set forth in the Affidavit of _____________; and the Court having considered and determined the fairness and reasonableness of the award of attorneys' fees and expenses requested by Lead Plaintiff's Counsel, and Lead Plaintiff's request for expenses; and all capitalized terms used herein having the meanings set forth and defined in the Stipulation.

NOW, THEREFORE, IT IS HEREBY ORDERED THAT:

1. The Court has jurisdiction over the subject matter of this Litigation, the Lead Plaintiff, all Class Members, and Defendants.

2. For purposes of Settlement only, the Court finds that the prerequisites for a class action under Federal Rules of Civil Procedure 23(a) and (b)(3) have been satisfied in that: (a) the number of Class Members is so numerous that joinder of all members thereof is impracticable; (b) there are questions of law and fact common to the Class; (c) the claims of the Lead Plaintiff are typical of the claims of the Class he seeks to represent; (d) the Lead Plaintiff and Lead Plaintiff's Counsel have and will fairly and adequately represent the interests of the Class; (e) the questions of law and fact common to the members of the Class predominate over any questions affecting only individual Class Members; and (f) a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

3. Pursuant to Rule 23 of the Federal Rules of Civil Procedure and for purposes of the Settlement only, this Court hereby finally certifies this action as a class action on behalf of all individuals and entities who purchased or otherwise acquired Fidelity Ultra-Short Bond Fund shares between June 6, 2005 and June 5, 2008, inclusive, other than Excluded Persons. Included within the definition of Excluded Persons and excluded from the Class are the individuals and/or entities who have requested exclusion from the Class by filing a timely and valid request for exclusion as listed on Exhibit 1 annexed hereto.

4. Notice of the pendency of this Litigation as a class action and of the proposed Settlement was given to all Class Members who could be identified with reasonable effort. The form and method of notifying the Class of the pendency of this Litigation as a class action and of the terms and conditions of the proposed Settlement met the requirements of Rule 23 of the Federal Rules of Civil Procedure, Section 27 of the Securities Act of 1933, 15 U.S.C. §77z-1(a)(7), as amended by the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), due process, and any other applicable law, constituted the best notice practicable under the circumstances, and constituted due and sufficient notice to all individuals and entities entitled thereto.

5. The Settlement is approved as fair, reasonable and adequate, and in the best interests of the Class. Subject to the terms and provisions of the Stipulation and the conditions therein being satisfied, the parties are directed to consummate the Settlement.

6. The Litigation is hereby dismissed in its entirety with prejudice and without costs.

7. The releases as set forth in ¶¶4.1-4.4 of the Stipulation (the "Releases"), together with the definitions contained in ¶¶ 1.1-1.22 relating thereto are expressly incorporated herein in all respects. The Releases are effective as of the Effective Date.

8. Upon the Effective Date, Lead Plaintiff and each of the Class Members who have not timely opted out of the Class, and their predecessors, successors, agents, representatives, attorneys and affiliates, and the heirs, executors, administrators, successors and assigns of each of them, directly or indirectly, individually, derivatively, representatively, or in any other capacity ("Class Releasors"), are hereby permanently barred and enjoined from the assertion, institution, maintenance, prosecution, or enforcement against Defendants or any Released Parties in any state or federal court or arbitral forum, or in the court of any foreign jurisdiction, of any and all Settled Claims (including Unknown Claims), as well as any other claims arising out of, relating to, or in connection with, the defense, settlement, or resolution of the Litigation or the Settled Claims.

9. Upon the Effective Date, the Class Releasors have fully, finally, and forever released, relinquished, and discharged all Settled Claims against the Released Parties, and the Class Releasors are bound by this judgment including, without limitation, the release of claims as set forth in the Stipulation. The Settled Claims are hereby compromised, settled, released, discharged, and dismissed as against the Released Parties on the merits and with prejudice by virtue of the proceedings herein and this Order and Final Judgment.

10. Upon the Effective Date, each of the Released Parties shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever released, relinquished, and discharged Plaintiff, each and all of the Class Members, and Plaintiff's Counsel from all claims (including Unknown Claims) arising out of, relating to, or in connection with the institution, prosecution, assertion, settlement, or resolution of the Litigation or the Settled Claims.

11. Neither this Order and Final Judgment, the Stipulation, nor any of its terms and provisions, nor any of the negotiations or proceedings connected with it, nor any of the documents or statements referred to therein, nor any payment or consideration provided for therein, shall be:

(a) offered or received against the Released Parties as evidence of or construed as or deemed to be evidence of any presumption, concession or admission by any of the Released Parties with respect to the truth of any fact alleged by the Plaintiff or the validity of any claim that has been or could have been asserted in this Litigation or in any litigation, or the deficiency of any defense that has been or could have been asserted in this Litigation or in any litigation, or of any liability, negligence, fault, or wrongdoing of the Released Parties;

(b) offered or received against the Released Parties as evidence of a presumption, concession or admission of any fault, misrepresentation or omission with respect to any statement or written document approved or made by any of the Released Parties;

(c) offered or received against the Released Parties as evidence of a presumption, concession or admission with respect to any liability, negligence, fault or wrongdoing, or in any way referred to for any other reason as against any of the Released Parties, in any other civil, criminal or administrative action or proceeding, other than such proceedings as may be necessary to effectuate the provisions of the Stipulation; provided, however, that the Released Parties may refer to it to effectuate the liability protection granted them hereunder;

(d) construed against the Released Parties as an admission or concession that the consideration to be given hereunder represents the amount which could be or would have been recovered after trial; or

(e) construed as or received in evidence as an admission, concession or presumption against Lead Plaintiff or any of the Class Members that any of their claims are without merit, or that any defenses asserted by the Released Parties have any merit, or that damages recoverable under the complaint would not have exceeded the Gross Settlement Fund.

12. Notwithstanding the provisions of the preceding paragraph, the Released Parties may file the Stipulation and/or this Judgment in any action that may be brought against them in order to support a defense, claim, or counterclaims based on principles of *res judicata*, collateral estoppel, release, good faith settlement, judgment bar or reduction, or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

13. The Plan of Allocation is approved as fair and reasonable, and Plaintiff's Counsel and the Claims Administrator are directed to administer the Stipulation in accordance with its terms and provisions.

14. The Court finds that Defendants have satisfied their financial obligations under the Stipulation by paying $7,500,000 to the Settlement Fund.

15. The Court finds and concludes, pursuant to Section 27 of the Securities Act of 1933, as amended by PSLRA, 15 U.S.C. §77z-1(c)(1), that the Lead Plaintiff, Lead Plaintiffs' Counsel, Defendants and counsel to the Defendants have complied with each requirement of Rule 11(b) of the Federal Rules of Civil Procedure as to any complaint, responsive pleading or dispositive motion.

16. Lead Plaintiff's Counsel in this Litigation are hereby awarded attorneys' fees in the amount of ____% of the Gross Settlement Fund, which amount the Court finds to be fair and reasonable. Lead Plaintiff's Counsel are hereby awarded $__________ in expenses, which expenses shall be paid to Lead Plaintiff's Counsel from the Gross Settlement Fund. The attorneys' fees and expenses shall be paid to Lead Plaintiff's Counsel from the Gross Settlement Fund with interest from the date such Gross Settlement Fund was funded to the date paid at the same net rate that the Gross Settlement Fund earned. Lead Plaintiff is hereby awarded $__________ in expenses, which expenses shall be paid to Lead Plaintiff from the Gross Settlement Fund. The awarded fees and expenses, and interest earned thereon, shall be paid to Lead Plaintiff's Counsel immediately

after this Judgment is executed, subject to the terms, conditions and obligations of the Stipulation, which terms and conditions are incorporated herein. The award of attorneys' fees shall be allocated among Plaintiff's Counsel in a fashion which, in the opinion of Lead Plaintiff's Counsel, fairly compensates such counsel for their respective contributions in the prosecution and settlement of this Litigation. As a condition of receiving such fees and expenses, Lead Plaintiff's Counsel (and each of its partners and/or shareholders) and each Plaintiffs' Counsel (and each of its partners and/or shareholders) shall be subject to the jurisdiction of the Court for the purpose of enforcing the provisions of this paragraph.

17. In making this award of attorneys' fees and expenses to be paid from the Gross Settlement Fund, the Court has considered and found that:

(a) the Settlement has created a cash fund of $7,500,000 that is already on deposit earning interest;

(b) Over _____ copies of the Notice were disseminated to putative Class Members indicating that Lead Plaintiff's Counsel were moving for attorneys' fees in the amount of up to 30% of the Gross Settlement Fund, along with litigation expenses, and ___ objections were filed against the terms of the proposed Settlement or the ceiling on the fees and expenses requested by Lead Plaintiff's Counsel contained in the Notice;

(c) The Litigation involves complex factual and legal issues and, in the absence of a settlement, would involve further lengthy proceedings with uncertain resolution of the complex factual and legal issues;

(d) Had Lead Plaintiff's Counsel not achieved the Settlement there would remain a significant risk that Lead Plaintiff and the Class may have recovered less or nothing from the Defendants;

(e) Lead Plaintiff's Counsel have devoted over _____ hours, with a lodestar value of $___________, to achieve the Settlement;

(f) The amount of attorneys' fees and expenses awarded from the Gross Settlement Fund are fair and reasonable and consistent with awards to similar cases; and

(g) The Court finds that the amount of fees awarded is fair and reasonable under the "percentage of recovery" method.

18. Any appeal or any challenge affecting the approval of (a) the Plan of Allocation submitted by Lead Plaintiff's Counsel and/or (b) this Court's approval regarding any attorneys' fees and expense applications shall in no way disturb or affect the finality of the other provisions of this Final Judgment nor the Effective Date of the Settlement.

19. Jurisdiction is hereby retained over Defendants, the Lead Plaintiff and the Class Members for all matters relating to the administration, interpretation, effectuation or enforcement of the Stipulation and this Order and Final Judgment, including any application for fees and expenses incurred in connection with administering and distributing the settlement proceeds to the members of the Class.

20. In the event that the Settlement does not become Effective in accordance with the terms of the Stipulation, or is terminated pursuant to ¶7.6 of the Stipulation, ¶¶7.3-7.5 of the Stipulation shall apply and this judgment shall be rendered null and void to the extent provided by and in accordance with the Stipulation and shall be vacated and may not be introduced as evidence or reflected in any action or proceedings by any person or entity, and each party shall be restored to his, her or its respective position as it existed prior to April 14, 2011.

21. Without further order of the Court, the parties may agree to reasonable extensions of time to carry out any of the provisions of the Stipulation.

22. The Defendants have provided notification to all appropriate federal and state officials regarding the Settlement as required by 28 U.S.C. §1715.

23. There is no just reason for delay in the entry of this Order and Final Judgment and immediate entry by the Clerk of the Court is expressly directed.

Dated: ___________________, 2011

____
HONORABLE MARK L. WOLF
UNITED STATES DISTRICT JUDGE

UNITED STATES DISTRICT COURT

DISTRICT OF MASSACHUSETTS

ALAN ZAMETKIN, On Behalf of Himself and All Others Similarly Situated,	)	
Plaintiff,	)	
vs.	)	No. 1:08-cv-10960-MLW
FIDELITY MANAGEMENT & RESEARCH COMPANY, et al.,	)	<u>CLASS ACTION</u>
Defendants.	)	

MEMORANDUM OF LAW IN SUPPORT OF LEAD PLAINTIFF'S
<u>UNOPPOSED MOTION FOR PRELIMINARY APPROVAL OF SETTLEMENT</u>

I. INTRODUCTION

Lead Plaintiff Alan Zametkin ("Lead Plaintiff" or "Plaintiff") respectfully submits this Memorandum of Law in Support of his Unopposed Motion for Preliminary Approval of Settlement, on the terms set forth in the Stipulation of Settlement dated June 17, 2011 ("Stipulation" or "Settlement"),[1] which is being filed concurrently herewith. The proposed Settlement provides for the payment of $7,500,000 in cash to resolve this securities class action against Defendants.[2]

Pursuant to Rule 23(e) of the Federal Rules of Civil Procedure, Plaintiff respectfully requests this Court enter an order: (1) granting preliminary approval of the proposed Settlement; (2) certifying the Class pursuant to Rule 23(b)(3) for purposes of effectuating the proposed Settlement; (3) directing that Class Members be given notice of the pendency of this Litigation and the proposed Settlement in substantially the same form and manner set forth in the Stipulation; (4) setting a hearing date for the Court to consider final approval of the proposed Settlement and related matters ("Settlement Hearing"); and (5) setting a schedule for various events related thereto.

For the reasons discussed herein, the proposed Settlement is a very good result for the Class under the circumstances, satisfies the governing standards in this Circuit, and is well within

---

[1] All capitalized terms not otherwise defined herein shall have the same meaning as set forth in the Stipulation.

[2] Defendants Fidelity Management & Research Company, FMR Corp. (a/k/a "Fidelity Investments"), Fidelity Brokerage Services, LLC, James C. Curvey, Timothy Hayes, Joseph B. Hollis, Abigail Johnson, Edward C. Johnson 3rd, Stephen P. Jonas, Kimberley Monasterio, Christine Reynolds, and Robert L. Reynolds (collectively, "Defendants"), consent to the relief sought herein.

the range of fairness, adequacy and reasonableness so as to warrant the Court's preliminary approval and authorization for dissemination of notice of its terms to Class Members.

II. BACKGROUND OF THE LITIGATION

This is a securities class action on behalf of all persons and entities who purchased or otherwise acquired Fidelity Ultra-Short Bond Fund (the "Fund") shares between June 6, 2005 and June 5, 2008, seeking to pursue remedies under §§ 11, 12(a)(2), and 15 of the Securities Act of 1933 (the "Securities Act").

On June 5, 2008, Plaintiff filed his initial complaint alleging that Defendants offered and sold shares of the Fund to the public through registration statements and prospectuses that were materially false and misleading. On February 23, 2009, the Court issued an order appointing Alan Zametkin as Lead Plaintiff and appointing the law firms of Robbins Geller Rudman & Dowd LLP (formerly known as Coughlin Stoia Geller Rudman & Robbins LLP) and Dyer & Berens LLP as Lead Counsel, and Shapiro Haber & Urmy LLP as Liaison Counsel.

After undertaking an additional investigation of his claims, including identifying, contacting and interviewing confidential witnesses, Plaintiff filed his Amended Complaint on April 23, 2009, to which Defendants filed a motion to dismiss on July 17, 2009. After Defendants' motion was fully briefed, Defendants consented to the filing of the Second Amended Complaint ("SAC") by Plaintiff on April 8, 2010. On May 24, 2010, Defendants again moved to dismiss the SAC, which was opposed by Plaintiff on August 5, 2010. Defendants filed their reply on September 7, 2010. On November 15, 2010, the Court conducted a hearing and Chief Judge Mark L. Wolf, ruling from the bench, denied Defendants' motion to dismiss the SAC (with the exception of Plaintiff's §11 claim against defendant Fidelity

Investments, which was granted).

Pending resolution of Defendants' motion to dismiss the SAC, proceedings in the case were stayed pursuant to the Private Securities Litigation Reform Act ("PSLRA"). Once the motion to dismiss was denied, counsel for the parties met in-person on December 8, 2010, and agreed to explore the possibility of settlement at a formal mediation session. In connection with these initial discussions, Defendants voluntarily produced information concerning the Class size, including Fund share purchases, acquisitions and redemptions during the Class Period. Additionally, while no formal discovery was commenced prior to settlement of the Litigation, Plaintiff prepared informal, written requests consisting of nine categories of documents, to which Defendants produced relevant documents prior to the mediation.

On April 14, 2011, Plaintiff and Defendants engaged in mediation proceedings before David Geronemus, which resulted in a written memorandum of understanding ("MOU") and the proposed Settlement of the Litigation. The MOU provided, among other things, that prior to executing a stipulation of settlement, Defendants would provide additional confirmatory discovery. Defendants ultimately provided Plaintiff with approximately seven thousand pages of documents and made available two knowledgeable representatives, including the Fund's portfolio manager, Robert Galusza, who were interviewed by Lead Counsel regarding the allegations in the SAC and Defendants' internal documents. Thereafter, on June 17, 2011, the parties executed the Stipulation.

III. BRIEF SUMMARY OF THE PROPOSED SETTLEMENT

A. The Settlement Class

Plaintiff Alan Zametkin, as Lead Plaintiff and the proposed Class Representative for the Settlement Class, and Lead Counsel as proposed Settlement Class Counsel, negotiated the proposed Settlement on behalf of a Class consisting of all persons and entities who purchased or otherwise acquired shares of the Fidelity Ultra-Short Bond Fund between June 6, 2005 and June 5, 2008, inclusive ("Class"). Excluded from the Class are persons or entities who submit valid and timely requests for exclusion from the Class, and Defendants, members of the immediate families of the individual defendants, current or former directors or officers of defendants, or legal representatives, heirs, successors, or assigns of any excluded party.

B. Settlement Consideration

As consideration for the proposed Settlement, Defendants have agreed to pay or cause to be paid $7,500,000.00 in cash into a separate interest-bearing account maintained by the Escrow Agent within ten (10) business days of the date of entry of the Order Preliminarily Approving Settlement and Providing for Notice (Exhibit A to the Stipulation) ("Funding Date").

C. Release of Claims

In return for the above consideration, the Settlement Class Members will release all Settled Claims and Unknown Claims against any and all of the Defendants, the Fidelity Income Fund, the Fidelity Ultra-Short Bond Fund and each of their respective present and former parents, subsidiaries, affiliates, officers, directors, employees, general or limited partners or partnerships, foundation, trusts, principals, trustees, attorneys, legal counsel, investment advisers, subadvisers, auditors, accountants, investment bankers, consultants, agents, insurers, co-insurers, heirs, executors, administrators, predecessors, successors and assigns ("Released Parties").

D. Entry of Order and Final Judgment

Upon determination by the Court that the proposed Settlement is fair, reasonable, adequate, and in the best interests of the Settlement Class, the parties will ask the Court to enter the Order and Final Judgment (Exhibit B to the Stipulation). The Order and Final Judgment provides, *inter alia*, that upon the Effective Date, Plaintiff and each of the Class Members who have not timely opted out of the Class as well as others described therein ("Class Releasors"), are permanently barred and enjoined from the assertion, institution, maintenance, prosecution, or enforcement against Defendants or any Released Parties in any state or federal court or arbitral forum, or in the court of any foreign jurisdiction, of any and all Settled Claims (including Unknown Claims), as well as any other claims arising out of, relating to, or in connection with, the defense, settlement, or resolution of the Litigation or the Settled Claims.

E. Fee and Expense Applications

Under the Stipulation, Lead Counsel may submit an application or applications ("Fee and Expense Applications") for distributions to them from the Settlement Fund for: (a) an award of attorneys' fees, not to exceed thirty percent (30%) of Settlement Fund; plus (b) payment of expenses of up to $175,000, which includes the fees of Plaintiff's investigators, experts and consultants, incurred in connection with prosecuting the Litigation, plus any interest on such attorneys' fees and expenses at the same rate and for the same periods as earned by the Settlement Fund (until paid). In addition, Lead Plaintiff may seek reimbursement from the Settlement Fund pursuant to 15 U.S.C. §78z-1(a)(4) for his time and expenses incurred in connection with the Litigation in an amount up to $15,000. The Fee and Expense Applications shall be filed pursuant to the briefing schedule to be determined by the Court.

IV. CERTIFICATION OF THE SETTLEMENT CLASS IS APPROPRIATE

Before preliminarily determining whether the proposed Settlement is fair, the Court must determine whether to certify the class for settlement purposes. *Hochstadt v. Boston Scientific Corp.*, 708 F. Supp. 2d 95, 101 (D. Mass. 2010). When "confronted with a request for settlement-only class certification, a district court need not inquire whether the case, if tried, would present intractable management problems, for the proposal is that there be no trial." *Waste Mgt. Holdings, Inc. v. Mowbray*, 208 F.3d 288, 298 (1st Cir.2000) (quoting *Amchem Prods., Inc. v. Windsor*, 521 U.S. 591, 620 (1997)). Nevertheless, "[w]hen a settlement class is proposed, it is incumbent on the district court to give heightened scrutiny to the requirements of Rule 23 in order to protect absent class members." *In re Lupron Mktg. and Sales Practices Litig.*, 228 F.R.D. 75, 88 (D. Mass. 2005). This cautionary approach notwithstanding, the law favors class action settlements. *Id.* at 88 (citing *City P'ship Co. v. Atl. Acquisition Ltd. P'ship*, 100 F.3d 1041, 1043 (1st Cir. 1996)).

Under the terms of the Stipulation, the parties have agreed for the sole purpose of the Settlement and without an adjudication of the merits, to certification of the Class. Indeed, the transcript from the hearing on Defendants' motion to dismiss the SAC includes comments by the Court suggesting that it agrees it is appropriate to certify the Class in this Litigation. *See* Motion to Dismiss Hr'g Tr. at 93:2-8, Nov. 15, 2010 (commenting that based upon the Court's careful review of Dr. Zametkin at the lead plaintiff stage, "Zametkin is an adequate representative, and so there's probably going to be class certification, unless there's something I'm missing.").

Notwithstanding, to obtain class certification, the plaintiff must establish the Rule 23(a) requirements of numerosity, commonality, typicality, and adequacy of representation and demonstrate that the action may be maintained under Rule 23(b)(1), (2), or (3). *Hochstadt*, 708 F. Supp. 2d at 102 (citing *Smilow v. Sw. Bell Mobile Sys., Inc.*, 323 F.3d 32, 38 (1st Cir. 2003)). Here, Plaintiff asserts that the requirements of Federal Rule of Civil Procedure 23(a) and (b)(3) have been satisfied in that:

(a) the proposed Settlement Class is so numerous that joinder of all members is impracticable as there were millions shares of the Fund outstanding during the Class Period, held by hundreds or thousands of shareholders geographically dispersed across the country;

(b) based on Plaintiff's allegations that Defendants purportedly engaged in uniform misconduct affecting the Settlement Class Members, the claims of Plaintiff are typical of the claims of the proposed Settlement Class he seeks to represent;

(c) Plaintiff does not have any interests antagonistic to, or in conflict with, the other members of the Settlement Class and he will fairly and adequately represent and protect the interests of the other members of the Settlement Class as he has retained counsel competent and experienced in class and securities litigation;

(d) there are questions of law or fact common to the Settlement Class which predominate over any questions solely affecting individual members of the Settlement Class including: (i) whether the Securities Act was violated by Defendants' acts; (ii) whether the registration statements and prospectuses negligently omitted and/or misrepresented material facts about the Fund; (iii) whether the registration statements and prospectuses contained untrue statements of material fact; and (iv) to what extent the members of the Settlement Class have sustained damages and the proper measure of damages; and

(e) given that joinder of all Settlement Class Members is impracticable, certifying a Settlement Class is superior to all other available methods for the fair and efficient adjudication of this controversy since prosecuting separate actions by or against individual Settlement Class Members would create a risk of: (i) inconsistent or varying adjudications with respect to

> individual Settlement Class Members that would establish incompatible standards of conduct for Defendants; and (ii) adjudications with respect to individual Settlement Class Members that, as a practical matter, would be dispositive of the interests of other members not parties to the individual adjudications or would substantially impair or impede their ability to protect their interests.

See SAC at ¶¶ 142-147; *see also, e.g., In re StockerYale, Inc. Sec. Litig.*, No. 1:05cv00177-SM, 2007 WL 2410361, at *1 (D.N.H. Aug. 21, 2007) (concluding requirements of Fed. R. Civ. P. 23(a) and 23(b)(3) were satisfied for purposes of preliminary settlement approval); *In re M3 Power Razor Sys. Mktg. & Sales Practice Litig.*, 270 F.R.D. 45, 56 (D. Mass. 2010) (explaining some types of cases are uniquely well-suited to class adjudication, and predominance is a test readily met in certain cases alleging consumer or securities fraud); *In re Sonus Networks, Inc. Sec. Litig.*, 247 F.R.D. 244, 248 (D. Mass. 2007) (citing other cases and stating in a securities class action, a plaintiff can generally demonstrate numerosity on the basis of a large number of shares outstanding and traded). Accordingly, the Court should certify the Settlement Class and appoint Plaintiff as the Class Representative.

V. PRELIMINARY APPROVAL OF THE SETTLEMENT IS WARRANTED

Under Rule 23(e), claims of a certified class may be settled "only with the court's approval." Fed. R. Civ. P. 23(e). The purpose of requiring court approval of a class action settlement is to ensure that the settlement is fair, adequate and reasonable. *See In re Pharmaceutical Indus. Average Wholesale Price Litig.*, 588 F.3d 24, 32 (1st Cir. 2009). In determining whether to approve the proposed Settlement, the Court should follow the two-step process outlined in the Manual for Complex Litigation. Manual for Complex Litigation, Fourth

("MCL"), §§ 21.632 to 21.635; *see, e.g., Hochstadt*, 708 F. Supp. 2d at 97 n.1, 106-08 (applying the analysis provided by the MCL and preliminarily approving class action settlement).

The first step of the process is for the Court to review the proposed terms of the Settlement and make a "preliminary determination on the fairness, reasonableness and adequacy of the settlement terms." *Hochstadt*, 708 F. Supp. 2d at 107 (quoting MCL § 21.632). At this stage, the Court should examine whether the proposed Settlement is within the range of possible approval, bearing in mind that the Court, as well as any objectors, will have the opportunity to consider all the relevant factors at the fairness hearing. *See Hochstadt*, 708 F. Supp. 2d at 107-08. Unless this preliminary evaluation discloses reasons to doubt the fairness of the proposed class settlement or other obvious deficiencies, the Court should grant the motion for preliminary approval, and direct the preparation of the notice of certification of the settlement class, the proposed settlement, and the date of the final fairness hearing. *See* MCL § 21.633 & n.976; *Hochstadt*, 708 F. Supp. 2d at 106-07.

The second step of the process, provided the court has preliminarily approved the proposed settlement, is for the court to conduct a formal fairness hearing where arguments and evidence may be presented in support of, or in opposition to, the class settlement as being fair, reasonable, and adequate. *See* MCL § 21.634. At the conclusion of the formal fairness hearing, the court will then determine whether final approval of the class settlement should be granted. MCL § 21.634.

Here, the Court should preliminarily approve the parties' proposed Settlement. It is well-established in this Circuit that there is a "clear policy in favor of encouraging settlements." *Durrett v. Housing Auth. of City of Providence*, 896 F.2d 600, 604 (1st Cir. 1990). While the parties still must show that the proposed Settlement is reasonable under Rule 23, the "court enjoys considerable range in approving or disapproving a class action settlement, given the generality of the standard." *National Ass'n of Chain Drug Stores v. New England Carpenters Health Benefits Fund*, 582 F.3d 30, 45 (1st Cir. 2009). Rule 23's reasonableness standard has been given substance by case law offering laundry lists of factors, most of them intuitively obvious and dependent largely on variables that are hard to quantify; usually, the ultimate decision by the judge involves balancing the advantages and disadvantages of the proposed settlement as against the consequences of going to trial or other possible but perhaps unattainable variations on the proffered settlement. *Id.* at 44. This task of balancing the benefits and costs is routinely accomplished by an evaluation of four factors. *See Hochstadt*, 708 F. Supp. 2d at 107. Specifically, a presumption of fairness attaches to the court's determination to preliminarily approve a class settlement "when the court finds that: (1) the negotiations occurred at arm's length; (2) there was sufficient discovery; (3) the proponents of the settlement are experienced in similar litigation; and (4) only a small fraction of the class objected." *In re Lupron Mktg. and Sales Practices Litig.*, 345 F. Supp. 2d 135, 137 (D. Mass. 2004) (citation omitted). For the reasons set forth below, these four factors weigh heavily in favor of preliminary approval of the proposed Settlement.

A. The Negotiations Occurred At Arm's Length

In response to the Court's suggestion at the conclusion of the motion to dismiss hearing, counsel for the parties met in-person on December 8, 2010, and agreed to explore the possibility of settlement through a formal mediation session. The parties ultimately agreed to utilize the services of David Geronemus of JAMS, a well-respected mediator with significant experience with this type of litigation. Prior to the mediation, the parties held a joint, pre-mediation telephonic conference with the mediator, and thereafter prepared and exchanged comprehensive mediation statements. On April 14, 2011, Plaintiff and Defendants attended a full-day mediation session at JAMS in New York City. In additional to counsel for the parties, the mediation was attended by Lead Plaintiff Alan Zametkin and representatives for several of the Defendants. As a result of the mediation session, and with the assistance of the neutral mediator, the parties executed a written MOU for the proposed Settlement of this Litigation. Thus, none of the terms of the proposed Settlement are the product of fraud, collusion, or abandonment of the interests of the Settlement Class. Rather, the proposed Settlement resulted from arm's length negotiations between experienced counsel. Under these circumstances, the time spent and the efforts made by the parties are persuasive indicators that the Stipulation and proposed Settlement were not the result of collusion but rather the result of negotiations conducted at arm's length. *See Hochstadt*, 708 F. Supp. 2d at 107.

B. A Sufficient Investigation Was Conducted

Due to the automatic stay imposed by the PSLRA pending resolution of Defendants' motions to dismiss, no formal discovery was commenced prior to the Court's order upholding the claims in the SAC. *See* 15 U.S.C. § 77z-1(b)(1) (PSLRA's automatic stay of discovery). Plaintiff has, however, undertaken a significant, continuing investigation in connection with the filing of the initial complaint, the Amended Complaint and the SAC. Moreover, Defendants provided Plaintiff with relevant documentary evidence prior to the mediation and thereafter concerning agreed-upon informal discovery.

First, in connection with Plaintiff's initial complaint, Lead Counsel undertook an extensive review of, among other things, the Fund's SEC filings, registration statements, prospectuses, periodic reports, statements of additional information, press releases, marketing materials and other publicly-available information. After Plaintiff was appointed Lead Plaintiff by this Court, counsel continued this investigation and greatly expanded it by working with investigators to identify and interview numerous former employees and other witnesses, who ultimately provided significant information that was utilized in the Amended Complaint and SAC (and upon which this Court relied, in part, in denying the motions to dismiss). Thereafter, in drafting the SAC, this investigation was again substantially expanded to include review and analysis of many of the hundreds of securities held directly in the Fund and indirectly via the internal Fidelity Central Fund, during the Class Period.

Second, in connection with the mediation efforts, Plaintiff prepared informal, written requests consisting of nine categories of documents, to which Defendants produced documents on March 29, 2011. These documents, and the records related to class size produced earlier by Defendants, were utilized by the parties in connection with the mediation.

Third, the MOU executed by the parties at the mediation provided, among other things, that prior to executing the Stipulation, Defendants would provide additional confirmatory discovery, including an expanded production of documents responsive to Plaintiff's earlier requests. Defendants ultimately provided Plaintiff with approximately seven thousand pages of documents and provided two knowledgeable representatives, including the Fund's portfolio manager, who were interviewed by Lead Counsel regarding these documents and the allegations in the SAC.

Given this extensive information, developed and gathered during the three years that this Litigation has been pending, Plaintiff and his counsel are able to fully evaluate the merits of the claims, the risks of continued litigation, and to make an intelligent judgment about settlement. *See Hochstadt*, 708 F. Supp. 2d at 107.

C. The Proponents Of The Settlement Are Experienced In Similar Litigation

The experience of Plaintiff's Counsel in this case is reflected in the following: (1) their extensive, ongoing factual investigation (as described above); (2) their filing of successive complaints including the Amended Complaint on April 23, 2009 and the SAC on April 8, 2010, both of which Defendants moved to dismiss and which Plaintiff opposed; and (3) their involvement with the informal and confirmatory discovery, and their retention of an outside expert. In addition, Plaintiff's Counsel have significant class action experience prosecuting securities and related investor disputes, as previously determined by this Court at the lead plaintiff stage when the Court appointed Lead and Liaison Counsel. *See* Order issued February 23, 2009 (Dkt. No. 39); *see also Hochstadt*, 708 F. Supp. 2d at 108 (concluding the proponents of the settlement are experienced in similar litigation after evaluating analogues events).

D. Number of Objections

Since the notice to the Settlement Class has not yet been issued, this factor can only be assessed preliminarily.[3] *See Hochstadt*, 708 F. Supp. 2d at 108. There are currently no known objectors to the Stipulation and proposed Settlement. Rather, the parties and their counsel believe that the proposed Settlement is fair, adequate and reasonable. Plaintiff has actively

---

[3] In the event any objections are received after notice is disseminated, those objections will be addressed by Lead Counsel in connection with the motion for final approval of the Settlement.

participated throughout the prosecution of his claims, he attended the mediation and he was actively involved in the decision to enter into the settlement with Defendants. Moreover, counsel on both sides have weighed the costs, risks and delay associated with continuing litigation against the benefits of settlement as reflected in the Stipulation. *See* Stipulation at §§ II & III. Plaintiff's Counsel believe that settlement at this time, and as provided in the Stipulation is fair, reasonable, and adequate resolution of the Litigation, and in the best interests of Plaintiff and the Settlement Class Members since it confers substantial benefits upon the Settlement Class while eliminating: (i) the uncertainty of future relief after protracted and expensive litigation including the difficulties of proof under and possible defenses to the securities law violations asserted in the Litigation; and (ii) the risk that Plaintiff may not ultimately prevail and thus may not secure any post trial relief.

Under these circumstances, the Court should preliminarily approve the proposed Settlement as fair, adequate and reasonable and instruct notice to be issued to the Settlement Class.

VI. THE COURT SHOULD APPROVE THE PROPOSED FORM AND MANNER OF CLASS NOTICE AND THE PROOF OF CLAIM AND RELEASE

Under Rule 23(e)(1), the Court "must direct notice in a reasonable manner to all class members who would be bound" by the proposed Settlement. Fed. R. Civ. P. 23(e)(1). Due process requires that Class Members be apprised of their rights with respect to the proposed Settlement, be provided with enough information to make an informed decision, and be afforded a full and fair opportunity to participate in the proceedings convened to determine whether the proposed Settlement should be given final approval. *See Bennett v. Roark Capital Group, Inc.*,

No. 2:09-cv-00421-GZS, 2011 WL 1627939, at *2 (D. Me. Apr. 27, 2011). Here, the proposed form and manner of the Notice satisfy these requirements.

As more fully detailed in the Stipulation, Lead Counsel will cause the Notice (Exhibit A-1 to Stipulation) to be mailed to all shareholders of record identified by Defendants or the transfer agent. A summary notice (Exhibit A-3 to Stipulation) will be published once in the national edition of *Investor's Business Daily* and once over the *Business Wire*. This proposed method of giving notice to Settlement Class Members is appropriate because it is "the best notice practicable under the circumstances" and will provide "due and sufficient notice to all persons entitled thereto." *In re StockerYale, Inc. Sec. Litig.*, No. 1:05cv00177-SM, 2007 WL 2410361, at *2 (D.N.H. Aug. 21, 2007).

Moreover, the content of the Notice includes the general terms of the Settlement as set forth in the Stipulation, the proposed Plan of Allocation, the general terms of the Fee and Expense Applications, the date of the Settlement Hearing, as well as the other details required by the PSLRA. *Compare* Notice (Exhibit A-1 to Stipulation) *with* 15 U.S.C.A. § 77z-1(a)(7) (disclosure of settlement terms to class members). The information is also provided in a format that is accessible to the reader. The Notice advises recipients that they have the right to exclude themselves from the Settlement, or to object to any aspect of the Settlement. The Notice also provides recipients with the contact information for the Claims Administrator and Lead Counsel. Accordingly, the proposed Notice provides Settlement Class Members with all information required by Rule 23(e), the PSLRA and due process. Plaintiff therefore respectfully requests that the Court direct that Settlement Class Members be given notice of the pendency of this Litigation and the Settlement in the form and method set forth in the Stipulation.

VII. PROPOSED SCHEDULE OF EVENTS

Provided that the Court grants preliminary approval to the proposed Settlement, Plaintiff respectfully requests the Court set a schedule of events to govern the remaining procedural aspects of the proposed Settlement, subject to the Court's convenience:

Event	**Time For Compliance**
Deadline for mailing the Notice and Proof of Claim and Release form to Class Members (the "Notice Date")	Within 20 business days after entry of the Court's Order Preliminarily Approving Settlement and Providing for Notice ("Preliminary Approval Order")
Deadline for publishing the Summary Notice in *Investor's Business Daily* and once over the *Business Wire*	7 calendar days after the Notice Date
Deadline for filing Proof of Claim and Release forms	90 calendar days following the Notice Date
Deadline for submitting exclusion requests or objections	14 calendar days before the Settlement Hearing
Filing of memoranda in support of final approval of the Settlement and Plan of Allocation, or in support of the Fee and Expense Applications	21 calendar days before the Settlement Hearing
Filing of reply memoranda in support of final approval of the Settlement and Plan of Allocation, or in support of the Fee and Expense Applications	7 calendar days before the Settlement Hearing
Final Settlement Hearing	Approximately 90 calendar days following execution of the proposed Preliminary Approval Order, or later, as the Court's calendar allows

VIII. CONCLUSION

For the foregoing reasons, the proposed Settlement warrants this Court's preliminary approval and Plaintiff respectfully requests this Court enter the proposed Order Preliminarily Approving Settlement and Providing for Notice (Exhibit A to the Stipulation), set a schedule of events to govern the remaining procedural aspects of the proposed Settlement, and grant such further relief as the Court deems just and reasonable.

DATED: June 17, 2011

Respectfully submitted,

SHAPIRO HABER & URMY LLP

/s/ Adam M. Stewart

Thomas G. Shapiro (BBO #454680)
Adam M. Stewart (BBO #661090)
SHAPIRO HABER & URMY LLP
53 State Street
Boston, MA 02109
Telephone: 617/439-3939
617/439-0134 (fax)
tshapiro@shulaw.com
astewart@shulaw.com

Liaison Counsel

ROBBINS GELLER RUDMAN & DOWD LLP
Samuel H. Rudman
Evan J. Kaufman
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)
srudman@rgrdlaw.com
ekaufman@rgrdlaw.com

DYER & BERENS LLP
Robert J. Dyer III
Jeffrey A. Berens
303 East 17th Avenue, Suite 300
Denver, CO 80203
Telephone: 303/861-1764
303/395-0393 (fax)
bob@dyerberens.com
jeff@dyerberens.com

Co-Lead Counsel for Plaintiff

HOLZER HOLZER & FISTEL, LLC
Corey D. Holzer
Michael I Fistel, Jr.
200 Ashford Center North, Suite 300
Atlanta, GA 30338
Telephone: 770/392-0090
770-392/0029 (fax)
cholzer@holzerlaw.com
mfistel@holzerlaw.com

Additional Counsel for Plaintiff

CERTIFICATE OF SERVICE

I hereby certify that this document filed through the ECF system will be sent electronically to the registered participants as identified on the Notice of Electronic Filing (NEF) and paper copies will be sent to those indicated as non-registered participants on June 17, 2011.

/s/ Adam M. Stewart
Adam M. Stewart

UNITED STATES DISTRICT COURT

DISTRICT OF MASSACHUSETTS

ALAN ZAMETKIN, On Behalf of Himself and All Others Similarly Situated,	)	
Plaintiff,	)	
vs.	)	No. 1:08-cv-10960-MLW
FIDELITY MANAGEMENT & RESEARCH COMPANY, et al.,	)	CLASS ACTION
Defendants.	)	


RECEIVED
AUG 24 2011
OFFICE OF THE SECRETARY

STIPULATION OF SETTLEMENT

628600_2

This Stipulation of Settlement dated June 17, 2011, including the exhibits attached hereto (the "Stipulation"), is made pursuant to Rule 23 of the Federal Rules of Civil Procedure and is entered into by and among the following Settling Parties: (i) the Lead Plaintiff Alan Zametkin ("Plaintiff" or "Zametkin"), on behalf of himself and each of the Class Members; and (ii) defendants Fidelity Management & Research Company ("FMR"), FMR Corp. (n/k/a "FMR LLC"), Fidelity Brokerage Services, LLC ("Fidelity Brokerage"), James C. Curvey, Timothy Hayes, Joseph B. Hollis, Abigail Johnson, Edward C. Johnson 3d, Stephen P. Jonas, Kimberley Monasterio, Christine Reynolds, and Robert L. Reynolds (collectively, "Defendants"), by and through their respective counsel of record in the above-entitled action (the "Litigation"). The Stipulation is intended by the Settling Parties to fully, finally, and forever resolve, discharge, and settle the Settled Claims, upon and subject to the terms and conditions hereof and the approval of the Court.

I. THE LITIGATION

This is a securities class action on behalf of all persons and entities who purchased or otherwise acquired Fidelity Ultra-Short Bond Fund (the "Fund") shares between June 6, 2005 and June 5, 2008, seeking to pursue remedies under §§ 11, 12(a)(2), and 15 of the Securities Act of 1933.

On June 5, 2008, Plaintiff filed his initial complaint alleging that Defendants offered shares of the Fund to the public through registration statements and prospectuses that were materially false and misleading. On February 23, 2009, the Court issued an order appointing Alan Zametkin as Lead Plaintiff and appointing the law firms of Robbins Geller Rudman & Dowd LLP (formerly known as Coughlin Stoia Geller Rudman & Robbins LLP) and Dyer &

Berens LLP as Lead Counsel, and Shapiro Haber & Urmy LLP as Liaison Counsel. Plaintiff filed his Amended Complaint on April 23, 2009, to which Defendants filed a motion to dismiss on July 17, 2009. After Defendants' motion was fully briefed, Defendants consented to the filing of the Second Amended Complaint ("SAC") by Plaintiff on April 8, 2010. On May 24, 2010, Defendants again moved to dismiss the SAC, which was opposed by Plaintiff on August 5, 2010. Defendants filed their reply on September 7, 2010. On November 15, 2010, the Court conducted a hearing and Chief Judge Mark L. Wolf, ruling from the bench, denied Defendants' motion to dismiss the SAC (with the exception of Plaintiff's §11 claim against defendant FMR Corp., which was granted).

Pending resolution of Defendants' motion to dismiss the SAC, proceedings in the case were stayed pursuant to the Private Securities Litigation Reform Act. Once the motion to dismiss was denied, the parties agreed to explore the possibility of settlement and attend a formal mediation session. While no formal discovery was commenced prior to settlement of the Litigation, Plaintiff prepared informal, written requests consisting of nine categories of documents, to which Defendants produced documents on March 29, 2011, and Defendants agreed to produce additional documents and make witnesses available for interviews as part of confirmatory discovery in connection with the Settlement. On April 14, 2011, Plaintiff and Defendants engaged in mediation proceedings before David Geronemus, which resulted in a written memorandum of understanding and the proposed settlement of the Litigation.

II. DEFENDANTS' STATEMENT AND DENIALS OF WRONGDOING AND LIABILITY

Defendants have denied and continue to deny each and all of the claims and contentions alleged by Plaintiff in the Litigation. Defendants also have denied and continue to deny all charges of wrongdoing or liability against them arising out of any of the conduct, statements, acts, or omissions alleged, or that could have been alleged, in the Litigation. Defendants further deny, *inter alia*, the allegations that the registration statements and prospectuses for the Fund were deficient in any respect or that Plaintiff and the Class have suffered any compensable losses.

Nonetheless, Defendants have concluded that further conduct of the Litigation would be protracted and expensive and that it is desirable that the Litigation be fully and finally settled in the manner and upon the terms and conditions set forth in this Stipulation, in order to limit further expense, inconvenience and distraction, and to dispose of the burden of protracted litigation. Defendants have, therefore, determined that it is desirable and beneficial to them that the Litigation be settled in the manner and upon the terms and conditions set forth in this Stipulation.

III. CLAIMS OF PLAINTIFF AND BENEFITS OF SETTLEMENT

Plaintiff and his counsel believe that the claims asserted in the Litigation have merit. Plaintiff and his counsel, however, recognize and acknowledge the expense and length of continued proceedings necessary to prosecute the Litigation against Defendants through trial and through appeals. Plaintiff and his counsel also have taken into account the uncertain outcome and the risk of any litigation, especially in complex actions such as this Litigation, as well as the risks posed by the difficulties and delays inherent in such litigation. Plaintiff and his counsel are also mindful of the inherent difficulties of proof under and possible defenses to the securities law violations asserted in the Litigation. Plaintiff and his counsel believe that the settlement set forth in this Stipulation confers substantial benefits upon the Class. Based on their evaluation,

Plaintiff and his counsel have determined that the settlement set forth in this Stipulation is in the best interests of Plaintiff and the Class, and that the settlement provided for herein is fair, reasonable, and adequate.

IV. TERMS OF STIPULATION AND AGREEMENT OF SETTLEMENT

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED by and among Plaintiff (for himself and each of the respective Class Members) and Defendants, by and through their respective attorneys of record, that, subject to the approval of the Court, the Litigation and the Settled Claims, and all matters encompassed within the scope of the releases set forth or referenced in this Stipulation, shall be finally, fully, and forever compromised, settled, and released, and the Litigation shall be dismissed with prejudice, as to all Settling Parties, upon and subject to the terms and conditions of the Stipulation, as follows:

1. Definitions

As used in the Stipulation, the following terms shall have the meanings specified below:

1.1 "Authorized Claimant" means any member of the Class or authorized representative of such a Class Member who submits a timely and valid Proof of Claim and Release form to the Claims Administrator and whose claim for recovery has been allowed pursuant to the terms of the Stipulation.

1.2 "Claims Administrator" means A.B. Data, Ltd.

1.3 "Class" means all persons and entities who purchased or otherwise acquired shares of the Fidelity Ultra-Short Bond Fund between June 6, 2005 and June 5, 2008, inclusive. Excluded from the Class (the "Excluded Persons") are persons or entities who submit valid and timely requests for exclusion from the Class, and Defendants, members of the immediate families of the individual defendants, current or former directors or officers of Defendants, or legal representatives, heirs, successors, or assigns of any excluded party.

1.4 "Class Member" means any Person who falls within the definition of the Class as set forth in ¶1.3 of this Stipulation.

1.5 "Class Period" means the period from June 6, 2005 through June 5, 2008, inclusive.

1.6 "Defendants" means Fidelity Management & Research Company ("FMR"), FMR Corp. (n/k/a "FMR LLC"), Fidelity Brokerage Services, LLC, James C. Curvey, Timothy Hayes, Joseph B. Hollis, Abigail Johnson, Edward C. Johnson 3d, Stephen P. Jonas, Kimberley Monasterio, Christine Reynolds, and Robert L. Reynolds.

1.7 "Effective Date" means the first date by which all of the events and conditions specified in ¶7.1 of the Stipulation have been met and have occurred.

1.8 "Escrow Agent" means Robbins Geller Rudman & Dowd LLP and Dyer & Berens LLP or their successor(s) acting as agents for the Class.

1.9 "Final" means when the last of the following with respect to the Judgment approving the Stipulation, substantially in the form of Exhibit B attached hereto, shall occur: (i) the expiration of the time to file a motion to alter or amend the Judgment under Federal Rule of Civil Procedure 59(e) has passed without any such motion having been filed; (ii) the expiration of the time in which to appeal the Judgment has passed without any appeal having been taken; and (iii) if a motion to alter or amend is filed or if an appeal is taken, the determination and disposition of that motion or appeal in such a manner as to permit the consummation of the settlement, in accordance with the terms and conditions of the Stipulation. For purposes of this paragraph, an "appeal" shall include any petition for writ of certiorari or other writ that may be filed in connection with approval or disapproval of the settlement, but shall not include any appeal that concerns only the issue of attorneys' fees and expenses, lead plaintiff expenses or the Plan of Allocation of the Settlement Fund.

1.10 "Judgment" means the judgment and order of dismissal with prejudice to be rendered by the Court upon approval of the settlement, in the form attached hereto as Exhibit B.

1.11 "Lead Counsel" means Robbins Geller Rudman & Dowd LLP and Dyer & Berens LLP.

1.12 "Liaison Counsel" means Shapiro Haber & Urmy LLP.

1.13 "Plaintiff" means Lead Plaintiff Alan Zametkin.

1.14 "Plaintiff's Counsel" means any counsel who have appeared for Plaintiff in the Litigation.

1.15 "Person" means a natural person, individual, corporation, partnership, limited partnership, limited liability company, association, joint venture, joint venturer, joint stock company, estate, legal representative, trust, unincorporated association, government or any political subdivision or agency thereof, and any business or legal entity and their spouses, heirs, predecessors, successors, representatives, or assignees.

1.16 "Notice Order" means the order described in ¶3.1 below.

1.17 "Plan of Allocation" means a plan or formula of allocation of the Net Settlement Fund whereby the Settlement Fund shall be distributed to Authorized Claimants after payment of expenses of notice and administration of the settlement, Taxes and Tax Expenses, and such attorneys' fees, costs, expenses, interest and other expenses as may be awarded by the Court. Any Plan of Allocation is not part of the Stipulation and the Released Parties shall have no responsibility or liability with respect thereto.

1.18 "Released Parties" means any and all of the Defendants, the Fidelity Income Fund, the Fidelity Ultra-Short Bond Fund and each of their respective present and former parents, subsidiaries, affiliates, officers, directors, employees, general or limited partners or partnerships, foundation, trusts, principals, trustees, attorneys, legal counsel, investment advisers, subadvisers, auditors, accountants, investment bankers, consultants, agents, insurers, co-insurers, heirs, executors, administrators, predecessors, successors and assigns.

1.19 "Settled Claims" means any and all claims, debts, demands, rights, actions, causes of action, suits, matters, issues, damages, losses or liabilities whatsoever (including, but not limited to, any claims for interest, attorneys' fees, expert or consulting fees, and any other costs, expenses or liability whatsoever), whether based on federal, state, provincial, local, statutory or common law or any other law, rule or regulation, whether fixed or contingent, accrued or unaccrued, liquidated or unliquidated, at law or in equity, matured or unmatured, whether class or individual in nature, including both known claims and Unknown Claims (as defined herein), (i) that have been asserted in the Litigation against any of the Released Parties; or (ii) that could have been asserted in any forum by the Class Members or any of them (as purchasers or acquirers of Fund shares during the Class Period) against any of the Released Parties which arise out of or are based upon the allegations, transactions, facts, matters, breaches, occurrences, financial statements, statements, representations or omissions involved, set forth, or referred to in the Litigation and which related to the purchase or acquisition of the Fidelity Ultra-Short Bond

Fund during the Class Period (except that Settled Claims does not include claims, rights or causes of action or liabilities whatsoever: (i) to enforce the Settlement; and (ii) for breach or violation of any of the terms of this Stipulation or orders or judgments issued by the Court in connection with the Settlement or confidentiality obligations with respect to settlement communications).

1.20 "Settlement Fund" or "Gross Settlement Fund" means the principal amount of Seven Million Five Hundred Thousand Dollars ($7,500,000.00) in cash, to be paid pursuant to ¶2.1 of the Stipulation, plus all interest and income earned thereon.

1.21 "Settling Parties" means, collectively, the Defendants and the Plaintiff on behalf of himself and each of the Class Members.

1.22 "Unknown Claims" means any and all Settled Claims which the Plaintiff or Class Members do not know or suspect exist in his, her or its favor at the time of the execution of the Stipulation, which if known by him, her or it might have affected his, her or its decision(s) with respect to the Settlement. With respect to any and all Settled Claims, the Parties stipulate and agree that upon the Effective Date, Plaintiff and Defendants shall be deemed to have expressly waived, and each Class Member shall be deemed to have waived, and by operation of the Order and Final Judgment shall have expressly waived, any and all provisions, rights and benefits conferred by any law of any state or territory of the United States or any other country whose law might apply to Plaintiff, any Class Member or Defendants, or principle of common law (whether United States common law or the law of any other relevant common law jurisdiction), which is similar, comparable, or equivalent to Cal. Civ. Code § 1542, which provides:

> A general release does not extend to claims which the creditor does

> not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

Plaintiff and Defendants acknowledge, and all other Class Members by operation of law shall be deemed to have acknowledged, that the inclusion of "Unknown Claims" in the definition of Settled Claims was separately bargained for and was a key element of the Settlement.

2. The Settlement

a. The Settlement Fund

2.1 In full settlement of the Settled Claims, within ten (10) business days after both (i) the date of entry of the Notice Order (the "Funding Date"), and (ii) Defendants' receipt of payee information, including complete wire instructions and a signed IRS Form W-9 with the federal tax identification number of the payee, Defendants shall pay or cause to be paid the Settlement Fund into a separate interest-bearing escrow account to be established and maintained by the Escrow Agent. The Fidelity Income Fund, the Fidelity Ultra-Short Bond Fund, James C. Curvey, Timothy Hayes, Joseph B. Hollis, Abigail Johnson, Edward C. Johnson 3d, Stephen P. Jonas, Kimberley Monasterio, Christine Reynolds, and Robert L. Reynolds shall have no obligation to contribute financially to the Settlement.

2.2 Other than any cost or expense to be incurred by Defendants in providing the transfer or shareholder records to the Claims Administrator, all fees, costs, and expenses incurred by or on behalf of Plaintiff and the Class associated with the settlement, including but not limited to Taxes, Tax Expenses, any administrative costs and costs of providing notice of the settlement to Class Members, any award of attorneys' fees and expenses of Plaintiff's Counsel, and any award of reimbursement of expenses to Plaintiff shall be paid from the Settlement Fund and in no event shall Defendants bear any responsibility for such fees, costs, or expenses.

2.3 Within five (5) calendar days after payment of the Settlement Fund to the Escrow Agent pursuant to ¶2.1, and notwithstanding the fact that the Effective Date has not yet occurred, the Escrow Agent may establish a "Notice and Administration Fund," and may deposit up to $200,000 from the Settlement Fund in it. The Notice and Administration Fund may be used by the Escrow Agent without further consent of Defendants or order of the Court to pay costs and expenses reasonably and actually incurred in connection with providing notice to the Class, locating Class Members, soliciting Class claims, assisting with the filing of claims, administering and distributing the Settlement Fund to Authorized Claimants, processing Proof of Claim and Release forms, and paying escrow fees and costs, if any. The Notice and Administration Fund shall be invested and earn interest as provided for in ¶2.5. In the event that the settlement is not consummated, money actually and properly paid out of the Notice and Administration Fund, or incurred and properly chargeable for Notice and Administration purposes, shall not be returned or repaid to Defendants or their insurance carriers notwithstanding ¶¶ 2.10 and 7.3.

2.4 Other than any cost or expense to be incurred by Defendants in providing transfer records to the Claims Administrator, the payment described in ¶2.1 is the only payment to be made by or on behalf of Defendants in connection with the settlement of the Settled Claims.

b. The Escrow Agent

2.5 The Escrow Agent may invest the Settlement Fund deposited pursuant to ¶2.1 in instruments backed by the full faith and credit of the United States Government or fully insured by the United States Government or any agency thereof and shall reinvest the proceeds of these instruments as they mature in similar instruments at their then-current market rates. All risks related to the investment of the Settlement Fund shall be borne by the Settlement Fund.

2.6 The Escrow Agent shall not disburse the Settlement Fund except (a) in order to pay up to $200,000 for notice and administration costs pursuant to ¶2.3, (b) as provided in the Stipulation, (c) by an order of the Court, or (d) with the written agreement of counsel for the Settling Parties.

2.7 Subject to further order(s) and/or direction(s) as may be made by the Court, or as provided in the Stipulation, the Escrow Agent is authorized to execute such transactions on behalf of the Class as are consistent with the terms of the Stipulation. The Settling Parties shall have no responsibility for, interest in, or liability whatsoever with respect to the actions of the Escrow Agent, or any transaction executed by the Escrow Agent.

2.8 All funds held by the Escrow Agent shall be deemed and considered to be in *custodia legis* of the Court, and shall remain subject to the jurisdiction of the Court, until such time as such funds shall be distributed pursuant to the Stipulation and/or further order(s) of the Court.

c. Taxes

2.9 **Qualified Settlement Fund**

(a) The Settling Parties and the Escrow Agent agree to treat the Settlement Fund as being at all times a "Qualified Settlement Fund" within the meaning of Treas. Reg. §1.468B-1. In addition, the Escrow Agent shall timely make such elections as necessary or advisable to carry out the provisions of this ¶2.9, including the "relation-back election" (as defined in Treas. Reg. §1.468B-1(j)(2)) back to the earliest permitted date. Such elections shall be made in compliance with the procedures and requirements contained in such regulations. It shall be the responsibility of the Escrow Agent to timely and properly prepare and deliver the necessary documentation for signature by all necessary parties, and thereafter to cause the appropriate filing to occur.

(b) For the purpose of §1.468B of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, the Escrow Agent shall be designated as the "administrator" of the Settlement Fund. The Escrow Agent shall timely and properly file all informational and other tax returns necessary or advisable with respect to the Settlement Fund (including, without limitation, the returns described in Treas. Reg. §1.468B-2(k)). Such returns (as well as the election described in ¶2.9(a)) shall be consistent with this ¶2.9 and in all events shall reflect that all Taxes (including any estimated Taxes, interest, or penalties) on the income earned by the Settlement Fund shall be paid out of the Settlement Fund as provided in ¶2.9.

(c) All: (a) Taxes (including any estimated Taxes, interest, or penalties) arising with respect to the income earned by the Settlement Fund, including any Taxes or tax detriments that may be imposed upon the Settling Parties or their counsel with respect to any income earned by the Settlement Fund for any period during which the Settlement Fund does not qualify as a "Qualified Settlement Fund" for federal or state income tax purposes ("Taxes"); and (b) expenses and costs incurred in connection with the operation and implementation of this ¶2.9 (including, without limitation, expenses of tax attorneys and/or accountants and mailing and distribution costs and expenses relating to filing (or failing to file) the returns described in this ¶2.9) ("Tax Expenses"), shall be paid out of the Settlement Fund. In no event shall the Settling Parties and their counsel have any responsibility for or liability with respect to the Taxes or the Tax Expenses. The Settlement Fund and Escrow Agent shall indemnify and hold each of the

Defendants and their counsel harmless for Taxes and Tax Expenses (including, without limitation, Taxes payable by reason of any such indemnification). Further, Taxes and Tax Expenses shall be treated as, and considered to be, a cost of administration of the Settlement Fund and shall be timely paid by the Escrow Agent out of the Settlement Fund without further consent of Defendants, or prior order from the Court, and the Escrow Agent shall be obligated (notwithstanding anything herein to the contrary) to withhold from distribution to Authorized Claimants any funds necessary to pay such amounts, including the establishment of adequate reserves for any Taxes and Tax Expenses (as well as any amounts that may be required to be withheld under Treas. Reg. §1.468B-2(l)(2)); neither Defendants nor their counsel are responsible therefore nor shall they have any liability with respect thereto. The Settling Parties hereto agree to cooperate with the Escrow Agent, each other, and their tax attorneys and accountants to the extent reasonably necessary to carry out the provisions of this ¶2.9.

(d) For the purpose of this ¶2.9, references to the Settlement Fund shall include both the Settlement Fund and the Notice and Administration Fund in addition to any earnings thereon.

d. Termination of Settlement

2.10 In the event that the Stipulation is not approved or the Stipulation is terminated, canceled, or fails to become effective for any reason, the Settlement Fund (including accrued interest), plus any amount then remaining in the Notice and Administration Fund (including accrued interest), less expenses and Taxes and Tax Expenses incurred or due and owing in connection with the settlement shall be refunded to the individual or entity making the contribution as provided in ¶7.3 below.

3. Notice Order and Settlement Hearing

3.1 Promptly after execution of the Stipulation, Lead Plaintiff and Lead Counsel shall submit the Stipulation together with its exhibits to the Court and shall apply for entry of an order ("Notice Order"), substantially in the form of Exhibit A attached hereto, requesting, *inter alia*, the preliminary approval of the settlement set forth in the Stipulation, and approval for mailing of a settlement notice ("Notice") and the Proof of Claim and Release form substantially in the forms of Exhibits A-1 and A-2 attached hereto, and publication of a summary notice substantially in the form of Exhibits A-3 attached hereto. The Notice shall include the general terms of the settlement set forth in the Stipulation, the proposed Plan of Allocation, the general terms of the Fee and Expense Applications, and the date of the Settlement Hearing.

3.2 Lead Counsel shall request that after notice is given to the Class, the Court hold a hearing ("Settlement Hearing) and finally approve the settlement of the Litigation as set forth herein. At or after the Settlement Hearing, Lead Counsel also shall request that the Court approve the proposed Plan of Allocation and the Fee and Expense Applications.

4. Releases

4.1 Upon the Effective Date, as defined in ¶1.7 hereof, Plaintiff and each of the Class Members (on behalf of themselves, their heirs, executors, administrators, predecessors, successors and assigns) who have not timely opted out of the Class shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever released, relinquished, and discharged all Settled Claims against the Released Parties, whether or not such Class Member executes and delivers a Proof of Claim and Release form. By entering into this stipulation, Plaintiff represents and warrants that he has not assigned, hypothecated, transferred or otherwise granted any interest in the settled claims, or any of them, to any person. The Settling Parties stipulate and agree that upon the Effective Date, Lead Plaintiff shall be deemed to have expressly waived, and each Class Member shall be deemed to have waived, any and all provisions, rights and benefits conferred by any law of any state or territory of the United States or any other country whose law might apply to Lead Plaintiff, any Class Member, or Defendants, or any principle of common law (whether United States common law or the law of any other relevant common law jurisdiction), that is similar, comparable, or equivalent to Cal. Civ. Code § 1542, which provides

> A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

The Settling Parties acknowledge, and the Class Members shall be deemed by operation of law to acknowledge, that the inclusion of "Unknown Claims" in the definition of Settled Claims was bargained for and is a key element of the settlement of which the release in this paragraph is a part.

4.2 Upon the Effective Date, as defined in ¶1.7 hereof, Plaintiff and each of the Class Members who have not timely opted out of the Class, and their predecessors, successors, agents, representatives, attorneys and affiliates, and the heirs, executors, administrators, successors and assigns of each of them, directly or indirectly, individually, derivatively, representatively, or in any other capacity, shall be permanently barred and enjoined from the assertion, institution, maintenance, prosecution, or enforcement against Defendants or any Released Parties in any state or federal court or arbitral forum, or in the court of any foreign jurisdiction, of any and all Settled Claims (including Unknown Claims), as well as any other claims arising out of, relating to, or in connection with, the defense, settlement, or resolution of the Litigation or the Settled Claims.

4.3 The Proof of Claim and Release form to be executed by Class Members shall release all Settled Claims against the Released Parties and shall be substantially in the form contained in Exhibit A-2 attached hereto.

4.4 Upon the Effective Date, as defined in ¶1.7 hereof, each of the Released Parties shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever released, relinquished, and discharged Plaintiff, each and all of the Class Members, and Plaintiff's Counsel from all claims (including Unknown Claims) arising out of, relating to, or in connection with the institution, prosecution, assertion, settlement, or resolution of the Litigation or the Released Claims.

5. Administration and Calculation of Claims, Final Awards, and Supervision and Distribution of the Settlement Fund

5.1 The Claims Administrator, subject to such supervision and direction of the Court and/or Lead Counsel as may be necessary or as circumstances may require, shall provide notice of the settlement to the Class, shall administer and calculate the claims submitted by Class Members, and shall oversee distribution of the Net Settlement Fund to Authorized Claimants.

5.2 Within ten (10) business days of entry by the Court of the Notice Order, Defendants will use reasonable efforts to provide or cause the Fund's transfer agent to provide to Lead Counsel in a computer-readable format, if such computer-readable format already exists, or other reasonable format the last known names and addresses of all shareholders of record during the Class Period. Defendants shall bear the expense, if any, of providing such names and addresses. However, Defendants will have no obligation to bear any expenses related to providing information to underlying individual shareholder accounts held in an omnibus account at Fidelity. Plaintiff's Lead Counsel and the Claims Administrator agree that these records will be kept strictly confidential and will be used solely for the purpose of providing notice to class members and, after the Effective Date, making distributions to Authorized Claimants who filed valid and complete proofs of claims, and for no other purpose whatsoever.

5.3 Within ten (10) calendar days of Defendants providing Lead Counsel with the last known names and addresses of all shareholders of record as required by ¶5.2, Lead Counsel will cause the Notice, as defined in ¶3.1, to be mailed to all shareholders of record identified by Defendants or the transfer agent. The Notice and the Proof of Claim and Release form shall be posted on the Claims Administrator's website. A summary notice, as defined in ¶3.1, will also be published once in the national edition of *Investor's Business Daily* and once over the *Business Wire*. The cost of providing such notice shall be paid out of the Settlement Fund.

5.4 The Settlement Fund shall be applied as follows:

(a) to pay Plaintiff's Counsel's attorneys' fees and expenses with interest thereon (the "Fee and Expense Award") and Plaintiff's reimbursement of expenses, when, if and to the extent allowed by the Court;

(b) to pay all the costs and expenses reasonably and actually incurred in connection with publication and distribution of the Notice, locating Class Members, soliciting Class claims, assisting with the filing of claims, administering and distributing the Net Settlement Fund to Authorized Claimants, processing Proof of Claim and Release forms, and paying escrow fees and costs, if any;

(c) to pay the Taxes and Tax Expenses described in ¶2.9;

(d) to pay the fee charged by the Escrow Agent pursuant to ¶2.1; and

(e) to distribute the balance of the Settlement Fund ("Net Settlement Fund") to Authorized Claimants as allowed by the Stipulation, the Plan of Allocation, or the Court.

5.5 Defendants shall have no involvement in the selection of the Claim Administrator, the claims administration process, or the Plan of Allocation of the settlement proceeds. The Claims Administrator shall be selected solely by Lead Counsel, and the Plan of Allocation will be proposed solely by Lead Counsel, subject to Court approval. Defendants shall not object to such proposed Plan of Allocation.

5.6 Upon the Effective Date and thereafter, and in accordance with the terms of the Stipulation, the Plan of Allocation, and such further approval and further order(s) of the Court as may be necessary or as circumstances may require, the Net Settlement Fund shall be distributed to Authorized Claimants, subject to and in accordance with the terms of the Stipulation, provided that (i) all timely proofs of claim have been processed, and all claimants whose Proofs of Claim have been rejected or disallowed, in whole or in part, have been notified and provided the opportunity to be heard concerning such rejection or disallowance; (ii) all objections with respect to all rejected or disallowed claims have been resolved by the Court, and all appeals therefrom have been resolved or the time therefor has expired, or a reserve has been made to cover the potential payment to such claimants; (iii) all matters with respect to attorneys' fees, costs, and disbursements have been resolved by the Court, all appeals therefrom have been resolved or the time therefor has expired, or a reserve has been made to cover the potential payment with respect to such attorneys' fees, costs, and disbursements; and (iv) all costs of administration have been paid or provided for.

5.7 Within ninety (90) calendar days after the mailing of the Notice to the Class or such other time as may be set by the Court, each Person claiming to be an Authorized Claimant shall be required to submit to the Claims Administrator a completed Proof of Claim and Release form, substantially in the form of Exhibit A-2 attached hereto, and as approved by the Court, signed under penalty of perjury, and supported by such documents as are specified in the Proof of Claim and Release form and as are reasonably available to such Person. No discovery shall be allowed on the merits of the litigation or settlement in connection with processing of the Proofs of Claim.

5.8 The Notice shall provide that the deadline for potential class members to exercise their rights to exclude themselves from the class and settlement shall be no later than fourteen (14) days before the date of the Settlement Hearing. Within three (3) business days of receiving any request(s) for exclusion, the Claims Administrator shall promptly notify Plaintiff's Lead Counsel and Defendants' Counsel of such request(s) for exclusion and shall at that time deliver to Plaintiff's Lead Counsel and Defendants' counsel copies of request(s) for exclusion, with all supporting documentation submitted therewith.

5.9 Except as otherwise ordered by the Court, all Class Members who fail to timely submit a Proof of Claim and Release form within such period, or such other period as may be ordered by the Court, or who file a Proof of Claim and Release that is rejected, shall be forever barred from receiving any payments pursuant to the Stipulation and the settlement, but will in all other respects be subject to and bound by the provisions of the Stipulation, the releases contained herein, and the Judgment, and shall be barred from bringing any action against the Released Parties concerning the Settled Claims. Notwithstanding the foregoing, Lead Counsel shall have the discretion to accept late-submitted claims for processing by the Claims Administrator, so long as distribution of the Net Settlement Fund is not materially delayed.

5.10 Lead Counsel shall cause the Claims Administrator to calculate the allocation of the Net Settlement Fund of each member of the Class. Following the Effective Date, Lead Counsel shall cause the Claims Administrator to mail to each Class Member eligible for a distribution of the Net Settlement Fund his, her, or its *pro rata* share. The cost of these procedures shall be paid out of the Settlement Fund.

5.11 This is not a claims-made settlement. Unless Defendants exercise their cancellation rights under the Supplemental Agreement referred to in ¶ 7.6 or the Settlement is otherwise terminated, cancelled, or fails to become effective for any reason, Defendants shall not have a reversionary interest in the Net Settlement Fund. Accordingly, once all conditions of the Stipulation are satisfied and the settlement becomes Final, no portion of the Settlement Fund will be returned to Defendants or their insurers. If there is any balance remaining in the Net Settlement Fund after six (6) months from the date of distribution of the Net Settlement Fund (whether by reason of tax refunds, uncashed checks, or otherwise), any such balance shall be distributed to an Internal Revenue Code Section 501(c)(3) charity designated by Lead Counsel.

5.12 The Released Parties and their counsel shall have no responsibility for, interest in, or liability whatsoever with respect to any of the following: (i) any act, omission, or determination of the Escrow Agent, the Claims Administrator, Lead Counsel, Liaison Counsel or designees or agents thereof; (ii) the establishment or administration of the interest-bearing escrow accounts contemplated by ¶¶ 2.1 and 2.3; (iii) the management, investment, or distribution of the Settlement Fund; (iv) the management, investment, or distribution of the

Notice and Administration Fund; (v) the Plan of Allocation; (vi) the determination, administration, or calculation of claims; (vii) the payment or withholding of Taxes or Tax Expenses; (viii) the attorneys' fees and reimbursement of expenses referred to in ¶¶ 6.1 and 6.2; or (ix) any losses incurred in connection with any of the foregoing.

5.13 No Person shall have any claim against Plaintiff, the Escrow Agent, Plaintiff's Counsel, Defendants, the Claims Administrator, or other entity designated by Lead Counsel based on distributions made in accordance with the Stipulation and the settlement contained herein, a Court-approved Plan of Allocation, or further order(s) of the Court.

5.14 It is understood and agreed by the Settling Parties that any proposed Plan of Allocation of the Net Settlement Fund including, but not limited to, any adjustments to an Authorized Claimant's claim set forth therein, is not a part of the Stipulation and is to be considered by the Court separately from the Court's consideration of the fairness, reasonableness, and adequacy of the settlement set forth in the Stipulation, and any order or proceeding relating to the Plan of Allocation shall not operate to terminate or cancel the Stipulation or affect the finality of the Court's Judgment approving the Stipulation and the settlement set forth therein, or any other order(s) entered pursuant to the Stipulation. Class Members and Defendants shall be bound by the terms of the Stipulation, irrespective of whether the Court disapproves or modifies the Plan of Allocation.

5.15 Plaintiff has asserted that the litigation should be certified as a class action pursuant to the Federal Rules of Civil Procedure. For settlement purposes only and for no other purpose than as set forth in and to effectuate this Stipulation, Defendants will not object to such certification on the terms set forth in this Stipulation. The Parties further agree that if the Court does not enter the Preliminary Order substantially in the form annexed hereto as Exhibit __ then no class will be deemed to have been certified by or as a result of this Stipulation, and the litigation will for all purposes with respect to the Parties revert to its status prior to April 14, 2011. In such event, (i) Defendants will not be deemed to have consented to the certification of any class, (ii) the Stipulation concerning class definition or class certification shall not be used as evidence or argument to support class certification or class definition, and (iii) Defendants will retain all rights to oppose class certification.

6. Lead Counsel's Attorneys' Fees and Expenses

6.1 Lead Counsel may submit an application or applications (the "Fee and Expense Application") for distributions to them from the Settlement Fund for: (a) an award of attorneys' fees from the Settlement Fund; plus (b) payment of expenses, including the fees of any experts or consultants, incurred in connection with prosecuting the Litigation, plus any interest on such attorneys' fees and expenses at the same rate and for the same periods as earned by the Settlement Fund (until paid). Lead Counsel reserve the right to make additional applications for fees and expenses incurred. In addition, Plaintiff may seek reimbursement from the Settlement Fund pursuant to 15 U.S.C. §77z-1(a)(4) for his time and expenses incurred in connection with the Litigation. Defendants take no position with respect to Plaintiff's requested reimbursement of expenses or Lead Counsel's requested attorneys' fees and expenses.

6.2 The attorneys' fees and expenses, as awarded by the Court, shall be paid to Lead Counsel from the Settlement Fund immediately upon award by the district court, notwithstanding any appeals that may be taken. Lead Counsel shall thereafter allocate the attorneys' fees in a manner in which they in good faith believe reflects the contributions of Plaintiff's Counsel to the prosecution and settlement of the Litigation. If the final approval is reversed for any reason, any Lead Counsel's attorneys' fees and expenses shall be repaid pursuant to ¶¶ 2.10 and 7.3.

6.3 Released Parties shall have no responsibility for any payment of attorneys' fees and expenses to Lead Counsel or any Class Member's counsel over and above payment of the Settlement Fund.

6.4 Released Parties shall have no responsibility for the allocation among Plaintiff's Counsel or any Class Member's counsel, and/or any other Person who may assert some claim thereto, of any Fee and Expense Award that the Court may make in the Litigation.

7. Conditions of Settlement, Effect of Disapproval, Cancellation or Termination

7.1 The Effective Date of the Stipulation shall be conditioned on the occurrence of all of the following events:

(a) completion by Lead Counsel of the agreed-upon confirmatory discovery, which will be held confidential and shall be used for the purpose of assessing the fairness, reasonableness and adequacy of the settlement;

(b) execution of the Stipulation and such other documents as may be required to obtain final Court approval of the Stipulation in a form satisfactory to the Settling Parties;

(c) the contribution to the Settlement Fund as required by ¶2.1;

(d) the Defendants have not exercised their option to terminate the Stipulation pursuant to ¶7.6;

(e) the Court has entered the Notice Order, as required by ¶3.1;

(f) the Court has entered the Judgment, or a judgment substantially in the form of Exhibit B attached hereto that *inter alia*, dismisses with prejudice the Litigation; and

(g) the Judgment has become Final, as defined in ¶1.9.

7.2 Upon the occurrence of all of the events referenced in ¶7.1, any and all remaining interest or right of Defendants in or to the Settlement Fund, if any, shall be absolutely and forever extinguished. If all of the conditions specified in ¶7.1 are not met, then the Stipulation shall be cancelled and terminated subject to ¶¶ 7.3 and 7.4 unless Lead Counsel and counsel for Defendants mutually agree in writing to proceed with the Stipulation.

7.3 Unless otherwise ordered by the Court, in the event the Stipulation shall terminate, or be cancelled, or shall not become effective for any reason, within five (5) business days after written notification of such event is sent by counsel for Defendants or Lead Counsel to the Escrow Agent, subject to the terms of ¶2.10, the Settlement Fund (including accrued interest), plus any amount then remaining in the Notice and Administration Fund (including accrued interest), less expenses and any costs which have either been disbursed pursuant to ¶2.3 or are determined to be chargeable to the Notice and Administration Fund including Taxes and Tax Expenses, shall be refunded by the Escrow Agent to the Persons contributing to it based upon the amounts initially contributed by each. At the request of counsel for Defendants, the Escrow Agent or its designee shall apply for any tax refund owed on the Settlement Fund and pay the proceeds, after deduction of any fees or expenses incurred in connection with such application(s) for refund, to the Persons contributing to the Settlement Fund.

7.4 In the event that the Stipulation is not approved by the Court or the settlement set forth in the Stipulation is terminated or fails to become effective in accordance with its terms, the Settling Parties shall be restored to their respective positions in the Litigation prior to April 14, 2011. In such event, the terms and provisions of the Stipulation, with the exception of ¶¶1.1-

1.22, 2.9-2.10, 7.3-7.5, shall have no further force and effect with respect to the Settling Parties and shall not be used in the Litigation or in any other proceeding for any purpose, and any Judgment or order entered by the Court in accordance with the terms of the Stipulation shall be treated as vacated, *nunc pro tunc*, and the Settling Parties shall be deemed to return to their status prior to April 14, 2011 and shall be required to present an amended schedule to the Court. No order of the Court or modification or reversal on appeal of any order of the Court concerning the Plan of Allocation or the amount of attorneys' fees, costs, expenses, and interest awarded by the Court to Lead Counsel shall constitute grounds for cancellation or termination of the Stipulation.

7.5 If the Effective Date does not occur, or if the Stipulation is terminated pursuant to its terms, neither Plaintiff nor Plaintiff's Counsel shall have any obligation to repay any amounts actually and properly disbursed from the Notice and Administration Fund. In addition, any expenses already incurred and properly chargeable to the Notice and Administration Fund pursuant to ¶2.3 at the time of such termination or cancellation, but which have not been paid, shall be paid by the Escrow Agent in accordance with the terms of the Stipulation prior to the balance being refunded in accordance with ¶¶2.10 and 7.3.

7.6 Defendants shall have the option to terminate the settlement in the event that Class Members who purchased or acquired more than a certain number of shares of the Ultra-Short Bond Fund during the Class Period choose to exclude themselves from the Class, as set forth in a separate agreement ("Supplemental Agreement") executed between Plaintiff and Defendants. If the Court requires that the Supplemental Agreement be filed, the Settling Parties shall attempt to file it under seal with the Court.

8. No Admission of Wrongdoing

8.1 This Stipulation, whether or not consummated, and any payments, negotiations, discussions, or proceedings in connection herewith shall not be:

(a) offered or received against the Released Parties as evidence of or construed as or deemed to be evidence of any presumption, concession or admission by any of the Released Parties with respect to the truth of any fact alleged by the Plaintiff or the validity of any claim that has been or could have been asserted in this Litigation or in any litigation, or the deficiency of any defense that has been or could have been asserted in this Litigation or in any litigation, or of any liability, negligence, fault, or wrongdoing of the Released Parties;

(b) offered or received against the Released Parties as evidence of a presumption, concession or admission of any fault, misrepresentation or omission with respect to any statement or written document approved or made by any of the Released Parties;

(c) offered or received against the Released Parties as evidence of a presumption, concession or admission with respect to any liability, negligence, fault or wrongdoing, or in any way referred to for any other reason as against any of the Released Parties, in any other civil, criminal or administrative action or proceeding, other than such proceedings as may be necessary to effectuate the provisions of this Stipulation; provided, however, that the Released Parties may refer to it to effectuate the liability protection granted them hereunder;

(d) construed against the Released Parties as an admission or concession that the consideration to be given hereunder represents the amount which could be or would have been recovered after trial; or

(e) construed as or received in evidence as an admission, concession or presumption against Lead Plaintiff or any of the Class Members that any of their claims are without merit, or that any defenses asserted by the Released Parties have any merit, or that damages recoverable under the Complaint would not have exceeded the Gross Settlement Fund.

9. Miscellaneous Provisions

9.1 The Settling Parties (a) acknowledge that it is their intent to consummate the Stipulation; and (b) agree to cooperate to the extent reasonably necessary to effectuate and implement all terms and conditions of the Stipulation and to exercise their reasonable best efforts to accomplish the foregoing terms and conditions of the Stipulation.

9.2 The Stipulation with attached exhibits and the Supplemental Agreement constitute the entire agreement between the Settling Parties as to the subject matter hereof and supersedes any prior or contemporaneous written or oral agreements or understandings between the Settling Parties.

9.3 No modification or amendment of the Stipulation shall be valid unless made in writing and signed by or on behalf of each party hereto or their respective successors-in-interest. No representations, warranties, or inducements have been made to any party concerning the Stipulation, its exhibits, or the Supplemental Agreement other than the representations, warranties, and covenants contained and memorialized in such documents. Except as otherwise provided for herein, each party shall bear his, her, or its own costs.

9.4 The settlement compromises claims that are contested and shall not be deemed an admission by any Settling Party as to the merits of any claim or defense. The Judgment will contain a statement that during the course of the Litigation, the parties and their respective counsel at all times complied with the requirements of Federal Rule of Civil Procedure 11. The Settling Parties agree that the amount paid to the Settlement Fund and the other terms of the settlement were negotiated in good faith by the Settling Parties and reflect a settlement that was reached voluntarily after consultation with competent legal counsel. The Settling Parties reserve their right to rebut, in a manner that such party determines to be appropriate, any contention made in any public forum that the Litigation was brought or defended in bad faith or without a reasonable basis.

9.5 Defendants may file the Stipulation and/or the Judgment in any action that may be brought against them in order to support a defense, claim or counterclaim based on principles of *res judicata*, collateral estoppel, release, good faith settlement, judgment bar or reduction, or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

9.6 Except as expressly set forth herein, in entering into this Stipulation no Party has relied on any representations or arguments by any other Party regarding any substantive or procedural issue in the Litigation, and no Party would be prejudiced if (i) the Settlement were not approved or such approval were reversed on appeal and (ii) a Party were later to take a position regarding any substantive or procedural issue in the Litigation. In the event that the Settlement is terminated or does not become Final, no Party shall assert that another Party is estopped (whether equitably, judicially, or collaterally) from taking any position regarding any substantive or procedural issue in the Litigation by virtue of anything in the Stipulation, having entered into the Stipulation, or having done anything in connection with or related to the Settlement. For the purposes of this paragraph only, the definition of "Party" and "Parties" shall include Class Members.

9.7 All agreements made and orders entered during the course of the Litigation relating to the confidentiality of information shall survive the Stipulation.

9.8 All of the exhibits to the Stipulation are material and integral parts hereof and are fully incorporated herein by this reference.

9.9 The Stipulation may be amended or modified only by a written instrument signed by or on behalf of all Settling Parties or their respective successors-in-interest.

9.10 Lead Counsel, on behalf of the Class, are expressly authorized by Plaintiff to take all appropriate action required or permitted to be taken by the Class pursuant to the Stipulation to effectuate its terms and also are expressly authorized to enter into any modifications or amendments to the Stipulation on behalf of the Class which they deem appropriate.

9.11 Each counsel or other Person executing the Stipulation or any of its exhibits on behalf of any party hereto hereby warrants that such Person has the full authority to do so.

9.12 The Stipulation may be executed in one or more counterparts, including by signature transmitted by facsimile or by email in PDF format. All executed counterparts and each of them shall be deemed to be one and the same instrument.

9.13 The Stipulation shall be binding upon, and inure to the benefit of, the successors and assigns of the parties hereto.

9.14 The Court shall retain jurisdiction with respect to implementation and enforcement of the terms of the Stipulation, and all parties hereto submit to the jurisdiction of the Court for purposes of implementing and enforcing the settlement embodied in the Stipulation.

9.15 The waiver by one party or any breach of the Stipulation by any other party shall not be deemed a waiver by any other party or a waiver of any other prior or subsequent breach of the Stipulation.

9.16 The Stipulation shall not be construed more strictly against one party than another merely by virtue of the fact that it, or any part of it, may have been prepared by counsel for one of the parties, it being recognized that it is the result of arm's-length negotiations between the parties and that all parties have contributed substantially and materially to the preparation of the Stipulation.

9.17 The Stipulation with attached exhibits shall be considered to have been negotiated, executed, and delivered, and to be wholly performed, in the Commonwealth of Massachusetts, and the rights and obligations of the parties to the Stipulation shall be construed and enforced in accordance with, and governed by, the internal, substantive laws of the Commonwealth of Massachusetts without giving effect to that state's choice-of-law principles.

IN WITNESS WHEREOF, the Settling Parties hereto have caused the Stipulation to be executed by their duly authorized attorneys on this 17th day of June 2011.

ROBBINS GELLER RUDMAN & DOWD LLP



Samuel H. Rudman
Evan J. Kaufman
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)
srudman@rgrdlaw.com
ekaufman@rgrdlaw.com

GOODWIN PROCTER, LLP

James S. Dittmar (BBO# 126320)
David J. Apfel (BBO# 551139)
Joshua S. Lipshutz (BBO# 675305)
GOODWIN PROCTER LLP
53 State Street
Boston, Massachusetts 02109
Tel.: 617.570.1000
Fax: 617.523.1231
jdittmar@goodwinprocter.com
dapfel@goodwinprocter.com
jlipshutz@goodwinprocter.com

the Stipulation.

9.16 The Stipulation shall not be construed more strictly against one party than another merely by virtue of the fact that it, or any part of it, may have been prepared by counsel for one of the parties, it being recognized that it is the result of arm's-length negotiations between the parties and that all parties have contributed substantially and materially to the preparation of the Stipulation.

9.17 The Stipulation with attached exhibits shall be considered to have been negotiated, executed, and delivered, and to be wholly performed, in the Commonwealth of Massachusetts, and the rights and obligations of the parties to the Stipulation shall be construed and enforced in accordance with, and governed by, the internal, substantive laws of the Commonwealth of Massachusetts without giving effect to that state's choice-of-law principles.

IN WITNESS WHEREOF, the Settling Parties hereto have caused the Stipulation to be executed by their duly authorized attorneys on this 17th day of June 2011.

ROBBINS GELLER RUDMAN & DOWD LLP

Samuel H. Rudman
Evan J. Kaufman
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)
srudman@rgrdlaw.com
ekaufman@rgrdlaw.com

GOODWIN PROCTER, LLP



James S. Dittmar (BBO# 126320)
David J. Apfel (BBO# 551139)
Joshua S. Lipshutz (BBO# 675305)
GOODWIN PROCTER LLP
53 State Street
Boston, Massachusetts 02109
Tel.: 617.570.1000
Fax: 617.523.1231
jdittmar@goodwinprocter.com
dapfel@goodwinprocter.com
jlipshutz@goodwinprocter.com

DYER & BERENS LLP



Robert J. Dyer III
Jeffrey A. Berens
303 East 17th Avenue, Suite 300
Denver, CO 80203
Telephone: 303/861-1764
303/395-0393 (fax)
bob@dyerberens.com
jeff@dyerberens.com

Co-Lead Counsel for Plaintiff

SHAPIRO HABER & URMY LLP
Thomas G. Shapiro (BBO #454680)
Adam M. Stewart (BBO #661090)
SHAPIRO HABER & URMY LLP
53 State Street
Boston, MA 02109
Telephone: 617/439-3939
617/439-0134 (fax)
tshapiro@shulaw.com
astewart@shulaw.com

Liaison Counsel

HOLZER HOLZER & FISTEL, LLC
Corey D. Holzer
Michael I. Fistel, Jr.
200 Ashford Center North, Suite 300
Atlanta, GA 30338
Telephone: 770/392-0090
770-392/0029 (fax)
cholzer@holzerlaw.com
mfistel@holzerlaw.com

Additional Counsel for Plaintiff

MILBANK, TWEED, HADLEY & McCLOY LLP

James N. Benedict (*pro hac vice*)
Sean M. Murphy (*pro hac vice*)
Andrew W. Robertson (*pro hac vice*)
1 Chase Manhattan Plaza
New York, NY 10005-1413
Tel: (212) 530-5000
Fax: (212) 530-5219

Attorneys for Defendants Fidelity Management & Research Co., FMR Corp. (n/k/a FMR LLC), Fidelity Brokerage Services LLC, Edward C. Johnson 3d, Abigail P. Johnson, James C. Curvey, Timothy Hayes, Joseph B. Hollis, Stephen P. Jonas, Kimberly Monasterio, Christine Reynolds, and Robert L. Reynolds

DYER & BERENS LLP

____
Robert J. Dyer III
Jeffrey A. Berens
303 East 17th Avenue, Suite 300
Denver, CO 80203
Telephone: 303/861-1764
303/395-0393 (fax)
bob@dyerberens.com
jeff@dyerberens.com

Co-Lead Counsel for Plaintiff

SHAPIRO HABER & URMY LLP
Thomas G. Shapiro (BBO #454680)
Adam M. Stewart (BBO #661090)
SHAPIRO HABER & URMY LLP
53 State Street
Boston, MA 02109
Telephone: 617/439-3939
617/439-0134 (fax)
tshapiro@shulaw.com
astewart@shulaw.com

Liaison Counsel

HOLZER HOLZER & FISTEL, LLC
Corey D. Holzer
Michael I. Fistel, Jr.
200 Ashford Center North, Suite 300
Atlanta, GA 30338
Telephone: 770/392-0090
770-392/0029 (fax)
cholzer@holzerlaw.com
mfistel@holzerlaw.com

Additional Counsel for Plaintiff

MILBANK, TWEED, HADLEY & McCLOY LLP



James N. Benedict (*pro hac vice*)
Sean M. Murphy (*pro hac vice*)
Andrew W. Robertson (*pro hac vice*)
1 Chase Manhattan Plaza
New York, NY 10005-1413
Tel: (212) 530-5000
Fax: (212) 530-5219

Attorneys for Defendants Fidelity Management & Research Co., FMR Corp. (n/k/a FMR LLC), Fidelity Brokerage Services LLC, Edward C. Johnson 3d, Abigail P. Johnson, James C. Curvey, Timothy Hayes, Joseph B. Hollis, Stephen P. Jonas, Kimberly Monasterio, Christine Reynolds, and Robert L. Reynolds

CERTIFICATE OF SERVICE

I hereby certify that this document filed through the ECF system will be sent electronically to the registered participants as identified on the Notice of Electronic Filing (NEF) and paper copies will be sent to those indicated as non-registered participants on June 17, 2011.

/s/ Adam M. Stewart
Adam M. Stewart

EXHIBIT A

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

ALAN ZAMETKIN, on Behalf of Himself and All Others Similarly Situated, Plaintiff, v. FIDELITY MANAGEMENT & RESEARCH COMPANY, *et al.*, Defendants.	1:08-CV-10960-MLW

[PROPOSED] ORDER PRELIMINARILY APPROVING
SETTLEMENT AND PROVIDING FOR NOTICE

WHEREAS, on June 17, 2011, the parties to the above-entitled action (the "Litigation"), Lead Plaintiff Alan Zametkin ("Plaintiff") and defendants Fidelity Management & Research Company, FMR Corp. (n/k/a FMR LLC), Fidelity Brokerage Services, LLC, Edward C. Johnson 3d, Abigail P. Johnson, James C. Curvey, Timothy Hayes, Joseph B. Hollis, Stephen P. Jonas, Kimberly Monasterio, Christine Reynolds, and Robert L. Reynolds (the "Defendants," collectively with Plaintiff, the "Parties") entered into the Stipulation of Settlement (the "Stipulation"), which is subject to review under Rule 23 of the Federal Rules of Civil Procedure and which, together with the exhibits thereto, sets forth the terms and conditions for the proposed settlement of the claims alleged in the complaint on the merits and with prejudice;

WHEREAS, the Court having read and considered the Stipulation and the accompanying documents;

WHEREAS, the Parties to the Stipulation having consented to the entry of this order;

WHEREAS, unless otherwise specified all capitalized terms used, but not otherwise defined, herein having the meanings defined in the Stipulation;[1]

NOW THEREFORE, IT IS HEREBY ORDERED, this ____ day of ___________, 2011, that:

1. The Court hereby preliminarily approves the Stipulation and the Settlement set forth therein as being fair, reasonable and adequate to Class Members (defined in ¶2 below), subject to further consideration at the Settlement Fairness Hearing described in ¶5 below.

2. Pursuant to Rules 23(a) and (b)(3) of the Federal Rules of Civil Procedure, and for the purposes of the Settlement only, the Litigation is hereby certified as a class action on behalf of all individuals and entities who purchased or otherwise acquired Fidelity Ultra-Short Bond Fund ("Fund") shares during the period between June 6, 2005 through June 5, 2008, inclusive (the "Class Period"), other than the Excluded Persons (the "Class" or "Class Members"). Included within the definition of Excluded Persons are any putative Class Members who exclude themselves by filing a timely and valid request for exclusion in accordance with the requirements set forth in the Notice (defined in ¶7 below).

3. The Court finds, for the purposes of the Settlement only, that the prerequisites for a class action under Rules 23(a) and (b)(3) of the Federal Rules of Civil Procedure have been satisfied in that: (a) the number of Class Members is so numerous that joinder of all members is impracticable; (b) there are questions of law and fact common to the Class; (c) the claims of the Plaintiff are typical of the claims of the Class he seeks to represent; (d) the Plaintiff and Lead

---

[1] The exhibits attached to the Stipulation filed with the Court are incorporated herein as though set forth in this order.

Counsel have and will fairly and adequately represent the interests of the Class; (e) the questions of law and fact common to the members of the Class predominate over any questions affecting only individual Class Members; and (f) a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

4. Pursuant to Rule 23 of the Federal Rules of Civil Procedure, and for the purposes of the Settlement only, Lead Plaintiff Alan Zametkin is certified as the class representative.

5. A hearing (the "Settlement Fairness Hearing") pursuant to Rule 23(e) of the Federal Rules of Civil Procedure is hereby scheduled to be held before the Court on ___________, ___, at __:____, _.m. for the following purposes:

(a) to finally determine whether this Litigation satisfies the applicable prerequisites for class action treatment under Rules 23(a) and (b)(3) of the Federal Rules of Civil Procedure;

(b) to determine whether the proposed Settlement is fair, reasonable and adequate to Class Members, and should be approved by the Court;

(c) to determine whether the Judgment as provided under the Stipulation should be entered, dismissing the complaint filed herein, on the merits and with prejudice, and to determine whether the release by the Class of the Settled Claims, as set forth in the Stipulation, should be provided to the Released Parties;

(d) to determine whether the proposed Plan of Allocation of the proceeds of the Settlement is fair and reasonable, and should be approved by the Court;

(e) to consider Lead Plaintiff's Counsel's application for an award of attorneys' fees and expenses and Lead Plaintiff's application for reimbursement of expenses; and

(f) to rule upon such other matters as the Court may deem appropriate.

6. The Court reserves the right to approve the Settlement with or without modification as may be agreed to by the Parties and with or without further notice of any kind. The Court further reserves the right to enter its Judgment approving the Settlement and dismissing the complaint on the merits and with prejudice regardless of whether it has approved the Plan of Allocation or awarded attorneys' fees and expenses.

7. The Court approves the form, substance and requirements of: the Notice of Pendency and Certification of Class Action, Proposed Settlement and Settlement Approval/Fairness Hearing (the "Notice"); the Proof of Claim form, and the Summary Notice of Pendency and Certification of Class Action, Proposed Settlement and Settlement Approval/Fairness Hearing (the "Summary Notice"), annexed to the Stipulation as Exhibits A-1, A-2 and A-3, respectively, and finds that the form, content, and mailing and distribution of the Notice and publishing of the Summary Notice substantially in the manner and form set forth in ¶¶9 and 12 of this order meet the requirements of Rule 23 of the Federal Rules of Civil Procedure, Section 27 of the Securities Act of 1933, as amended, 15 U.S.C. §77z-1(a)(7), including the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), and due process, and is the best notice practicable under the circumstances and shall constitute due and sufficient notice to all persons and entities entitled thereto.

8. The Court approves the appointment of A.B. Data, Ltd. as the Claims Administrator.

9. Within twenty (20) business days of the entry of this order (the "Notice Date"), the Claims Administrator shall cause the Notice and the Proof of Claim, substantially in the forms annexed to the Stipulation as Exhibits A-1 and A-2, to be mailed by first-class mail, postage prepaid, to all Class Members who can be identified with reasonable effort. Within ten (10) business days of the entry of this Order, Defendants will use reasonable efforts to provide or cause the Fund's transfer agent to provide to Lead Counsel the last known names and addresses of all shareholders of record

during the Class Period. The Claims Administrator shall use reasonable efforts to give notice to nominee purchasers such as brokerage firms and other persons or entities who purchased Fund shares during the Class Period as record owners but not as beneficial owners. Such nominee purchasers are directed, within seven (7) business days of their receipt of the Notice, to either forward copies of the Notice and Proof of Claim to their beneficial owners or to provide the Claims Administrator with lists of the names and addresses of the beneficial owners, and the Claims Administrator is ordered to send the Notice and Proof of Claim promptly to such identified beneficial owners. Nominee purchasers who elect to send the Notice and Proof of Claim to their beneficial owners shall send a statement to the Claims Administrator confirming that the mailing was made as directed. Additional copies of the Notice shall be made available to any record holder requesting such for the purpose of distribution to beneficial owners, and such record holders shall be reimbursed from the Gross Settlement Fund, upon receipt by the Claims Administrator of proper documentation, for the reasonable expense of sending the Notice and Proofs of Claim to beneficial owners. Lead Plaintiff's Counsel shall, at least seven (7) calendar days prior to the Settlement Hearing, file with the Court proof of mailing of the Notice and Proof of Claim.

10. The Escrow Agent or its agents are authorized and directed to prepare any tax returns required to be filed on behalf of or in respect of the Gross Settlement Fund and to cause any Taxes due and owing to be paid from the Gross Settlement Fund, and to otherwise perform all obligations with respect to Taxes and any reporting or filings in respect thereof as contemplated by the Stipulation without further order of the Court.

11. Lead Plaintiff's Counsel shall submit their papers in support of final approval of the Settlement, application for attorneys' fees and expenses, and Lead Plaintiff's application for

expenses, by no later than __________, 2011. All reply papers in support of such motions shall be filed and served by no later than __________, 2011.

12. The Claims Administrator shall cause the Summary Notice to be published once in the national edition of *Investor's Business Daily* and once over the *Business Wire* within seven (7) calendar days of Notice Date. Lead Plaintiff's Counsel shall, at least seven (7) calendar days prior to the Settlement Fairness Hearing, file with the Court proof of the publication of the Summary Notice.

13. In order to be entitled to participate in the Net Settlement Fund, in the event the Settlement is effected in accordance with the terms and conditions set forth in the Stipulation, each Class Member shall take the following actions and be subject to the following conditions:

(a) A properly executed Proof of Claim (the "Proof of Claim"), substantially in the form attached to the Stipulation as Exhibit A-2, must be submitted to the Claims Administrator, at the Post Office Box indicated in the Notice, postmarked not later than ________________. Such deadline may be further extended by Court order. Each Proof of Claim shall be deemed to have been submitted when postmarked (if properly addressed and mailed by first-class mail, postage prepaid). Any Proof of Claim submitted in any other manner shall be deemed to have been submitted when it was actually received at the address designated in the Notice. Lead Plaintiff's Counsel may direct the Claims Administrator to accept late claims if they will not materially delay distribution of the Net Settlement Fund.

(b) The Proof of Claim submitted by each Class Member must satisfy the following conditions: (i) it must be properly completed, signed and submitted in a timely manner in accordance with the provisions of the preceding subparagraph; (ii) it must be accompanied by adequate supporting documentation for the transactions reported therein, in the form of broker confirmation slips, broker account statements, an authorized statement from the broker containing the transactional information found in a broker confirmation slip, or such other documentation as is deemed adequate by the Claims Administrator; (iii) if the person executing the Proof of Claim is acting in a representative capacity, a certification of his current authority to act on behalf of the Class Member must be included in the Proof of Claim; and (iv) the Proof of Claim must be complete and contain no material deletions or modifications of any of the printed matter contained therein and must be signed under penalty of perjury.

(c) As part of the Proof of Claim, each Class Member shall submit to the jurisdiction of this Court solely with respect to the claim submitted and shall (subject to effectuation of the Settlement) release all Settled Claims as against the Released Parties provided in the Stipulation.

14. Any member of the Class who does not submit a Proof of Claim form in the manner stated in this Order shall be deemed to have waived his, her or its right to share in the Net Settlement Fund, and shall forever be barred from sharing in the Net Settlement Fund. In all other respects, however, any such member of the Class shall be subject to and bound by all of the terms of the Settlement, including the terms of the Stipulation and the Order and Final Judgment unless such member of the Class has submitted a request to be excluded from the Class in the manner required by this Order.

15. Class Members shall be bound by all determinations and judgments in the Litigation, whether favorable or unfavorable, unless such persons request exclusion from the Class in a timely and proper manner, as hereinafter provided. A putative Class Member wishing to make such request shall mail the request to the Claims Administrator by first-class mail postmarked no later than _______________ to the address designated in the Notice. Such request for exclusion shall clearly indicate the name, address and telephone number of the person seeking exclusion, that the sender

requests to be excluded from the Class, and must be signed by such person. Such persons requesting exclusion are also directed to state: the date(s), price(s) and number(s) of Fund shares they purchased, acquired and sold during the Class Period. The request for exclusion shall not be effective unless it provides the required information and is made within the time stated above, or the exclusion is otherwise accepted by the Court. Putative Class Members requesting exclusion from the Class shall not be entitled to receive any payment out of the Net Settlement Fund as described in the Stipulation and Notice.

16. All Class Members shall be bound by all determinations and judgments in the Litigation concerning the Settlement, including, but not limited to, the release provided for therein, whether favorable or unfavorable to the Class.

17. Objections to the Settlement, the Plan of Allocation, the application by Lead Plaintiff's Counsel for an award of attorneys' fees and expenses, or Lead Plaintiff's application for expenses, and any supporting papers shall be filed with the Court on or before ____________________, and also delivered by hand or first-class mail to Evan J. Kaufman, Robbins Geller Rudman & Dowd LLP, 58 South Service Road, Suite 200, Melville, NY 11747 and Sean M. Murphy, Milbank Tweed Hadley & McCloy LLP, One Chase Manhattan Plaza, New York, NY 10005 by that same date at the addresses identified in the Notice. Attendance at the hearing is not necessary. However, any persons wishing to be heard orally in opposition to the approval of the Settlement, the Plan of Allocation, the request by Lead Plaintiff's Counsel for attorneys' fees and expenses, and/or Lead Plaintiff's application for expenses, are required to indicate in their written objection their intention to appear at the Settlement Fairness Hearing and to include in their written objections the identify of any witnesses they may call to testify and copies of any exhibits they

intend to introduce into evidence at the Settlement Fairness Hearing. Class Members do not need to appear at the hearing or take any other action to indicate their approval.

18. Any Class Member who does not object to the Settlement and/or the Plan of Allocation, and any Class Member who does not object to Lead Plaintiff's Counsel's application for an award of attorneys' fees and expenses or Lead Plaintiff's application for expenses, in the manner prescribed in the Notice shall be deemed to have waived such objection and shall forever be foreclosed from making any objection to the fairness, adequacy or reasonableness of the proposed Settlement, this Order and the Final Judgment to be entered approving the Settlement, the Plan of Allocation, the application by Lead Plaintiff's Counsel for an award of attorneys' fees and expenses, and/or Lead Plaintiff's application for expenses.

19. Pending final determination of whether the Settlement should be approved, the Lead Plaintiff, all Class Members, and each of them, and anyone who acts or purports to act on their behalf, shall not institute, commence or prosecute any action that asserts Settled Claims against any Released Party.

20. Any Class Member may enter an appearance in the Litigation, at their own expense, individually or through counsel of their own choice. If they do not enter an appearance, they will be represented by Lead Plaintiff's Counsel.

21. All proceedings in the Litigation are stayed until further order of this Court, except as may be necessary to implement the Settlement or comply with the terms of the Stipulation. Pending final determination of whether the Settlement should be approved, neither the Lead Plaintiff nor any Class Member, either directly, representatively, or in any other capacity shall commence or prosecute against any of the Released Parties any action or proceeding in any court or tribunal asserting any of the Settled Claims.

22. The passage of title and ownership of the Gross Settlement Fund to the Escrow Agent in accordance with the terms and obligations of the Stipulation is approved. No person who is not a Class Member or Lead Plaintiff's Counsel shall have any right to any portion of, or in the distribution of, the Gross Settlement Fund unless otherwise ordered by the Court or otherwise provided in the Stipulation.

23. All funds held by the Escrow Agent shall remain subject to the jurisdiction of the Court until such time as such funds shall be distributed pursuant to the Plan of Allocation and/or further orders of the Court.

24. As provided in the Stipulation, the Escrow Agent may pay the Claims Administrator out of the Gross Settlement Fund the reasonable fees and costs associated with giving notice to the Class, the review of claims and the administration of the Settlement without further order of the Court. In the event the Settlement is not approved by the Court, or otherwise fails to become effective, neither the Lead Plaintiff nor Lead Plaintiff's Counsel shall have any obligation to repay to Defendants the reasonable and actual costs of class notice and administrations.

25. If (a) the Settlement is terminated by Defendants pursuant to ¶7.6 of the Stipulation; or (b) any specified condition to the Settlement set forth in the Stipulation is not satisfied and Lead Counsel or Defendants elect to terminate the Settlement as provided in the Stipulation, then, in any such event, the terms of ¶¶7.3 and 7.5 of the Stipulation shall apply, and this order certifying the Class and the class representative for purposes of the Settlement shall be null and void, of no further force or effect, and without prejudice to any party, and may not be introduced as evidence or referred to in any actions or proceedings by any person or entity, and each party shall be restored to his, her or its respective position in this Litigation as it existed prior to April 14, 2011.

26. The Court retains jurisdiction over the Litigation to consider all further matters arising out of or connected with the Settlement.

Dated: ________________________, 2011

____
HONORABLE MARK L. WOLF
UNITED STATES DISTRICT JUDGE

EXHIBIT A-1

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

ALAN ZAMETKIN, on Behalf of Himself and All Others Similarly Situated,	
Plaintiff,	
v.	1:08-CV-10960-MLW
FIDELITY MANAGEMENT & RESEARCH COMPANY, *et al.*,	
Defendants.	

NOTICE OF PENDENCY AND CERTIFICATION OF CLASS ACTION, PROPOSED SETTLEMENT AND SETTLEMENT APPROVAL/FAIRNESS HEARING

This Notice provides you with important information concerning the proposed settlement (the "Settlement") of the class action lawsuit (the "Litigation") brought by plaintiff Alan Zametkin (the "Lead Plaintiff"), on behalf of himself and the class described herein, against Fidelity Management & Research Company, FMR Corp. (n/k/a FMR LLC), Fidelity Brokerage Services, LLC, Fidelity Income Fund, Edward C. Johnson 3d, Abigail P. Johnson, James C. Curvey, Timothy Hayes, Joseph B. Hollis, Stephen P. Jonas, Kimberly Monasterio, Christine Reynolds, and Robert L. Reynolds (collectively, the "Defendants").

IF YOU PURCHASED OR OTHERWISE ACQUIRED FIDELITY ULTRA-SHORT BOND FUND SHARES BETWEEN JUNE 6, 2005 AND JUNE 5, 2008, INCLUSIVE, YOUR RIGHTS MAY BE AFFECTED BY THIS CLASS ACTION AND YOU MAY BE ENTITLED TO A PAYMENT FROM THIS PROPOSED CLASS ACTION SETTLEMENT.

This Notice was authorized and approved by the Court.
This is not a solicitation from a lawyer.

- The Settlement described herein will provide a gross settlement fund of Seven Million Five Hundred Thousand Dollars ($7,500,000), plus interest (the "Gross Settlement Fund"), for the benefit of investors who purchased or otherwise acquired Fidelity Ultra-Short Bond Fund shares between June 6, 2005 and June 5, 2008, inclusive (the "Class Period").

- The Settlement resolves the Litigation before the United States District Court for the District of Massachusetts (the "Court") against the Defendants alleging, among other things, false and misleading public statements concerning the investment profile, objective, holdings and value of the Fidelity Ultra-Short Bond Fund (the "Fund").

- The Settlement also includes full and final releases of known and unknown claims that are or could have been asserted in the Litigation against the Defendants and others described herein (the "Released Parties," as defined more specifically below).

- In order to become effective, the Settlement must be approved by the Court.

- Solely for purpose of implementing the Settlement, the Court has granted preliminary approval of the Settlement, certified a class (the "Class"), and approved the form and method of disseminating this Notice to members of the Class. The Court will conduct a fairness hearing to consider whether to finally approve the Settlement on _______________, 2011. The Class is described below.

- If the Settlement is not approved by the Court and does not become effective for that reason or as otherwise provided under the Settlement, the certification of the Class by the Court will be set aside.

- <u>If the Court approves the Settlement, your legal rights will be affected by this Settlement whether you act or do not act. Please read this Notice carefully</u>.

YOUR LEGAL RIGHTS AND OPTIONS IN THIS SETTLEMENT

SUBMIT A PROOF OF CLAIM	The only way to get a payment. A Proof of Claim form must be submitted by _________, 2011 to the Claims Administrator (defined below).
EXCLUDE YOURSELF (Opt out of the Class)	Get no payment. This is the only option that allows you to ever participate in another lawsuit against the Defendants and the other Released Parties relating to the Settled Claims (defined below). If you wish to exclude yourself, you must do so by _________, 2011.

OBJECT	Write to Lead Plaintiff's Counsel ("Plaintiff's Counsel") about why you do not like the Settlement, Plan of Allocation or Attorneys' Fee and Expense Applications. Plaintiff's Counsel will file your objection with the Court but if you are a Class member you should also send your objection directly to the Court. If you wish to object, you must do so by __________, 2011.
GO TO THE COURT SETTLEMENT HEARING	If you have submitted an objection, you may also ask to speak to the Court about your decision to object. You must provide notice of your desire to do so within your written objection by __________, 2011.
DO NOTHING	Get no payment. Give up rights to participate in any other lawsuit against the Defendants and the other Released Parties in respect of Settled Claims (defined below).

- These rights and options – <u>and the deadlines to exercise them</u> – are explained in this Notice.
- The Court still must decide whether to approve the Settlement. Payments will be made only if the Court approves the Settlement and after any appeals are resolved and all Proof of Claim forms have been reviewed and processed. Please be patient.

SUMMARY NOTICE

Statement of Plaintiff Recovery:

Pursuant to the Settlement, a Gross Settlement Fund consisting of Seven Million Five Hundred Thousand Dollars ($7,500,000.00) in cash, plus interest thereon, has been established.

Your recovery will depend on the amount of Fund shares purchased or acquired (including shares acquired through the reinvestment of dividends) and the timing of those purchases and acquisitions, and any sales. Depending on the number of shares that participate in the Settlement and when those shares were purchased, acquired and sold, the estimated average recovery will be approximately $0.05 per share before deduction of Court-approved fees and expenses. See the Plan of Allocation of the Net Settlement Fund on page __ of this Notice for more information about the determination of each Class Member's potential recovery under this Settlement.

Statement of Potential Outcome of Case:

The parties in the Litigation vigorously disagree on all elements of liability and damages, and do not agree on the amount of damages per share that would be recoverable if the Plaintiff were to have prevailed on each claim alleged in the Litigation. The Defendants deny that they are liable to Plaintiff or to Class Members and deny that the Plaintiff or Class Members have suffered any compensable damages at all.

The issues on which the parties disagree include, among other things: (i) the amount of alleged damages, if any, that could be recovered at trial; (ii) the other, non-actionable causes of the losses to the Fund during the relevant period; (iii) whether any allegedly false or misleading statements in the registration statements and prospectuses were the proximate cause of any investor losses; (iv) the extent that various facts alleged by the Plaintiff influenced the net asset value of the Fund during the relevant period; (v) whether the allegedly misstated facts were material, false, misleading or otherwise actionable under the securities laws; and (vi) whether Plaintiff's claims were barred by the applicable statute of limitations.

Statement of Attorneys' Fees and Expenses Sought:

Plaintiff's Counsel has not received any payment for their work investigating the facts, conducting this Litigation and negotiating the Settlement on behalf of Lead Plaintiff and the Class. Counsel will ask the Court for an award of attorneys' fees not to exceed thirty percent (30%) of the Gross Settlement Fund, and an additional amount to be paid from the Gross Settlement Fund for payment of expenses. Plaintiff's Counsel will ask the Court for expenses incurred in connection with the prosecution of the Litigation not to exceed $175,000. Lead Plaintiff will also ask the Court for an award of expenses incurred not to exceed $15,000.

Reasons for the Settlement:

The core of Plaintiff's case was that Defendants represented that the Fund would be managed in a manner consistent with the preservation of capital, but concealed risks associated with holding significant amounts mortgaged-backed securities and similar bonds that were related to real estate. As strongly as Lead Plaintiff and Plaintiff's Counsel believe in their claims, Defendants' defenses presented significant legal and factual barriers to recovery. Among the significant risks: (i) Defendants could point to language in the disclosure documents which they contend put Class Members on notice of the risks associated with the Fund's significant investments in mortgage-backed securities; (ii) Defendants argued that the housing crisis was unprecedented and caught even the most sophisticated financial firms by surprise, thus no known and foreseeable risk existed; and (iii) the amount of alleged damages would be resolved through a "battle of the experts," with Defendants claiming that little or no damages were related to the misrepresentations alleged in the lawsuit.

It is impossible to predict how a jury might resolve this case. Settlement avoids the uncertainty of trial, the costs and risks associated with continued litigation, including the real danger of no recovery at all, and provides a substantial benefit to the Class now.

Defendants' reasons for entering into the Settlement are: to bring to an end the substantial expense, burdens, risks and uncertainties associated with continued litigation; to finally put to rest the claims and the underlying matters raised in the Litigation; and to avoid further expense and disruption of the management and operation of Defendants' business and affairs due to the prosecution and defense of the Litigation. The Settlement is not an admission of any liability, wrongdoing or damages whatsoever by any of the Defendants.

Further Information:

Further information regarding the Litigation and this Notice may be obtained by contacting one of Plaintiff's Counsel: Evan J. Kaufman, Robbins Geller Rudman & Dowd LLP, 58 South Service Road, Suite 200, Melville, NY 11747, (800) 449-4900; or Jeffrey A. Berens, Dyer & Berens LLP, 303 East 17th Avenue, Suite 300, Denver, CO 80203, (888) 300-3362.

BASIC INFORMATION

1. Why Did I Get This Notice Package?

You or someone in your family may have purchased or otherwise acquired Fidelity Ultra-Short Bond Fund shares between June 6, 2005 and June 5, 2008, inclusive, through purchase of such shares or a dividend reinvestment in the Fund.

You received this Notice Package by order of the Court, because you have a right to know about a proposed settlement of a class action lawsuit, and about all of your options, before the Court decides whether to approve the settlement. If the Court approves it, and after any objections or appeals are resolved, the administrator appointed by the Court (the "Claims Administrator") will make the payments that the settlement allows.

This package explains the lawsuit, the settlement, your legal rights, what benefits are available, who is eligible for them, and how to get them.

The Court in charge of the case is the United States District Court for the District of Massachusetts, and the case is known as *Zametkin v. Fidelity Management & Research Co., et al.*, Case No. 1:08-CV-10960-MLW. The individual who sued is called the plaintiff, and the companies and the individuals he sued are called the defendants.

2. What Is This Lawsuit About?

This case was brought as a class action alleging that Defendants made false and misleading statements and omissions in the registration statements and prospectuses issued by the Fund during the period between June 6, 2005 and June 5, 2008, concerning the investment profile, objective, holdings and value of the Fidelity Ultra-Short Bond Fund. The Lead Plaintiff alleges that Defendants violated the federal securities laws in marketing and selling the Fund as a relatively safe and stable bond fund which would be managed in a manner consistent with the preservation of capital. Lead Plaintiff claims that the Fund's portfolio was not consistent with the preservation of capital because it was comprised in large part of mortgage-backed securities and similar bonds making the Fund riskier than represented, and eventually the true risks presented by the assets held by the Fund were revealed, resulting in losses to Fund investors. Defendants deny that they did anything wrong and that the Lead Plaintiff or anyone else may recover alleged damages from any Defendant.

3. What Is a Class Action?

In a class action, one or more people called class representatives (in this case, the Lead Plaintiff Alan Zametkin) sue on behalf of people who have similar claims. All these people are collectively called a "Class" or "Class Members." Bringing a case as a class action allows the adjudication of many similar claims of persons or entities that might be economically too small to bring as individual actions. Here, the action is being certified as a class action for purposes of settlement only.

4. Why Is There a Settlement?

The Court did not decide in favor of Plaintiff or Defendants. Instead, these parties agreed to the Settlement. The Settlement avoids the risks and costs of a trial, and eligible Class Members who make a valid claim receive compensation sooner. See "Reasons for the Settlement" above. The Plaintiff and his lawyers believe that the Settlement is fair, reasonable and adequate and in the best interests of all Class Members.

WHO IS IN THE SETTLEMENT?

To see if you will get money from the Settlement, you first have to determine if you are a Class Member.

5. How Do I Know If I Am Eligible to Take Part in the Settlement?

The Court has directed, solely for purposes of the proposed Settlement, that everyone who fits this description is a member of the Class: ***All individuals and entities who purchased or otherwise acquired Fidelity Ultra-Short Bond Fund shares between June 6, 2005 and June 5, 2008, inclusive, other than the Excluded Persons.***

6. What Are the Exceptions to Being Included?

You are ***not*** a member of a Class if you are a Defendant, a member of the immediate family of one of the individual Defendants, a current or former director or officer of Defendants, or a legal representative, heir, successor, or assign of any excluded party, or if you timely meet the requirements for opting out of the Class.

If you sold Fund shares between June 6, 2005 and June 5, 2008, that alone does not make you a Class Member. You are a Class Member only if you purchased or acquired Fund shares between June 6, 2005 and June 5, 2008 (including acquisitions through dividend reinvestments).

7. I Am Still Not Sure if I Am Included.

If you are still not sure whether you are included, you can ask for free help. You can call 800-985-7155 or send an e-mail to ___________ for more information. You can also write to A.B. Data, Ltd., Claims Administrator, at: P.O. Box 170500, Milwaukee, WI 53217-8042. Alternatively, you can fill out and return the Proof of Claim form described in Question 10 below to see if you qualify.

THE SETTLEMENT BENEFITS – WHAT YOU GET

8. What Does the Settlement Provide?

In exchange for the Settlement, inclusive of the releases therein, and dismissal of the Litigation, the Defendants have agreed to pay Seven Million Five Hundred Thousand dollars ($7,500,000) in cash, plus interest earned on that sum while held in escrow, to be divided among all eligible Class Members who send in valid Proof of Claim forms, after payment of Court-approved attorneys' fees and expenses and the costs of claims administration, including the costs of printing and mailing this Notice and the cost of publishing additional notices (the "Net Settlement Fund").

9. How Much Will My Payment Be?

If you are entitled to a payment under the Settlement, your share of the Net Settlement Fund will depend on how many Class Members send in valid Proof of Claim forms, the total recognized losses for settlement purposes ("Recognized Loss") represented by those valid Proof of Claim forms that Class Members send in, how many Fund shares you purchased or acquired, when you purchased or acquired them, how much you paid for them, when you sold them, and the price for which you sold them.

You can calculate your Recognized Loss in accordance with the formula shown below in the Plan of Allocation of the Net Settlement Fund. It is unlikely that you will get a payment for your entire Recognized Loss. After all Class Members have sent in their Proof of Claim forms, the payment you get will be the proportion of the Net Settlement Fund equal to your Recognized Loss divided by the total of all Recognized Losses for Class Members who have sent in valid Proof of Claim forms. See the Plan of Allocation on page __ for more information on your Recognized Loss.

HOW YOU GET PAYMENT – SUBMITTING A CLAIM FORM

10. How Will I Get a Payment?

To qualify for a payment, you must be a member of the Class and you must send in a timely and valid Proof of Claim form. A Proof of Claim form is enclosed with this Notice. Read the instructions carefully, fill out the form, include all the documents the form asks for, sign it, and mail it to the Claims Administrator at the following address, by first-class mail, postmarked no later than __________:

A.B. Data, Ltd.
Zametkin v. Fidelity Management & Research Co. Securities Litigation
P.O. Box 170500
Milwaukee, WI 53217-8042

If you did not receive a Proof of Claim form, you can get one on the internet at www.abdata.com, or www.rgrdlaw.com. You can also ask for a Proof of Claim form by calling 800-985-7155 toll-free, or sending an e-mail to __________.

11. When Will I Get My Payment?

The Court will hold a hearing on __________, 2011 to decide whether to approve the Settlement. The Court must approve the Settlement for it to become effective. After the Court decides the issue, however, there may be appeals from that decision. It is always uncertain whether these appeals can be resolved favorably in support of the Settlement, and resolving them can take time, perhaps more than a year. It also takes a long time, often as much as a year, for all the Proofs of Claim submitted to be accurately reviewed and processed. Please be patient.

12. What Am I Giving Up to Get a Payment and Stay in the Class?

Unless you exclude yourself ("opt out") from the Settlement in the manner described by this Notice, you are staying in the Class. That means that, upon the Effective Date (defined below), you (and your predecessors, successors, agents, representatives, attorneys and affiliates, and the heirs, executors, administrators, successors and assigns of each of them, directly or indirectly, individually, derivatively, representatively, or in any other capacity) will be held to have released and forever discharged Defendants and the other "Released Parties," as defined below, from all Settled Claims and will be barred and enjoined from suing, continuing to sue or being part of any other lawsuit against the Released Parties relating to the Settled Claims.

It also means that if you are a member of the Class, all of the Court's orders will apply to you and legally bind you, which include terms providing for such release of and bar against further suits by Class Members relating to Settled Claims against the Released Parties.

"Released Parties" means any and all of the Defendants, the Fidelity Ultra-Short Bond Fund and each of their respective present and former parents, subsidiaries, affiliates, officers, directors, employees, general or limited partners or partnerships, foundation, trusts, principals, trustees, attorneys, legal counsel, investment advisers, subadvisers, auditors, accountants, investment bankers, consultants, agents, insurers, co-insurers, heirs, executors, administrators, predecessors, successors and assigns.

"Settled Claims" means any and all claims, debts, demands, rights, actions, causes of action, suits, matters, issues, damages, losses or liabilities whatsoever (including, but not limited to, any claims for interest, attorneys' fees, expert or consulting fees, and any other costs, expenses or liability whatsoever), whether based on federal, state, provincial, local, statutory or common law or any other law, rule or regulation, whether fixed or contingent, accrued or unaccrued, liquidated or unliquidated, at law or in equity, matured or unmatured, whether class or individual in nature, including both known claims and Unknown Claims (as defined herein), (i) that have been asserted in the Litigation against any of the Released Parties; or (ii) that could have been asserted in any forum by the Class Members or any of them (as purchasers or acquirers of Fund shares during the Class

Period) against any of the Released Parties which arise out of or are based upon the allegations, transactions, facts, matters, breaches, occurrences, financial statements, statements, representations or omissions involved, set forth, or referred to in the Litigation and which relate to the purchase or acquisition of the Fidelity Ultra-Short Bond Fund during the Class Period (except that Settled Claims does not include claims, rights or causes of action or liabilities whatsoever: (i) to enforce the Settlement; and (ii) for breach or violation of any of the terms of this Stipulation or orders or judgments issued by the Court in connection with the Settlement or confidentiality obligations with respect to settlement communications).

"Unknown Claims" means any and all Settled Claims which the Plaintiff or Class Members do not know or suspect exist in his, her or its favor at the time of the execution of the Stipulation.

The "Effective Date" will occur upon the Court approving the Settlement, the Court Order provided for under the terms of the Settlement becoming final and not subject to appeal, and when all other conditions of the Settlement have been met.

EXCLUDING YOURSELF FROM THE SETTLEMENT

If you are a member of the Class, and you want to keep any right you may have to sue or continue to sue the Defendants and the other Released Parties on your own with respect to the Settled Claims, and you do not want to be bound by the decisions of the Court regarding this Settlement, then you must take steps to get out of the Class of which you would otherwise be a member. As referred to above, this is called excluding yourself from, or "opting out" of, the Class.

Defendants may withdraw from and terminate the Settlement if Class Members who purchased or otherwise acquired in excess of a certain aggregate number of Fund shares exclude themselves from the Class.

13. How Do I Opt Out of the Class?

To exclude yourself from the Class, you must mail a letter to the Claims Administrator stating that you want to be excluded from your Class. The letter must reference *Zametkin v. Fidelity Management & Research Co. Securities Litigation* and include the following information: your name, address, telephone number, your signature, and the number of Fund shares you purchased and otherwise acquired (including shares acquired through a reinvestment of dividends) between June 6, 2005 and June 5, 2008, the number of shares sold during this time period, if any, and the dates of all such purchases, acquisitions and sales. If you send a letter containing all of the information described above, supported by broker confirmations or other documentation evidencing the transactions, on a timely basis to the Claims Administrator at the address below, you will be deemed to have opted out of the Class of which you would otherwise have been a member. All requests for exclusion must be postmarked no later than _________. You cannot exclude yourself by telephone or e-mail.

A.B. Data, Ltd.
Zametkin v. Fidelity Management & Research Co. Securities Litigation
P.O. Box 170500
Milwaukee, WI 53217-8042

If you ask to be excluded, you will not get any Settlement payment, and you cannot object to the Settlement. You will not be legally bound by anything that happens in the Litigation.

14. If I Do Not Opt Out, Can I Sue the Defendants for the Same Thing Later?

No. Unless you opt out, you give up any right to sue the Defendants and the other Released Parties with respect of the Settled Claims resolved by this Settlement. However, if you opt out and do not send in a Proof of Claim, you may sue, continue to sue, or be part of a different lawsuit against the Defendants and the other Released Parties regarding the Settled Claims. If you have a pending lawsuit against any of the Defendants, speak to your lawyer in that case immediately. Remember, the exclusion deadline is ___________.

15. If I Opt Out, Can I Get Money from This Settlement?

No. If you opt out, do not send in a Proof of Claim form, because you will be ineligible for compensation from the Settlement and will be required to release Settled Claims against the Released Parties as part of the Proof of Claim.

THE LAWYERS REPRESENTING YOU

16. Do I Have a Lawyer in This Case?

The Court ordered that the law firms of Robbins Geller Rudman & Dowd LLP and Dyer & Berens LLP (as defined above, "Lead Plaintiff's Counsel") represent all members of the Class in the Litigation.

You will not be personally charged for any of these lawyers. The Court will determine the amount of attorneys' fees and expenses the lawyers will receive, which will be paid from the Gross Settlement Fund. If you want to be represented by your own lawyer, you may hire one at your own expense.

17. How Will the Lawyers Be Paid?

Lead Plaintiff's Counsel will ask the Court, at the fairness hearing, to award attorneys' fees from the Gross Settlement Fund in a total amount not to exceed thirty percent (30%) of the Gross Settlement Fund, plus interest on such fees at the same rate earned by the Gross Settlement Fund. In addition, Lead Plaintiff's Counsel will ask the Court for expenses not to exceed $175,000 to be paid out of the Gross Settlement Fund, plus interest on such expenses at the same rate earned by the Gross Settlement Fund. Class Members are not personally liable for any such attorneys' fees and expenses.

The combined amount of all requests by Lead Plaintiff's Counsel for attorneys' fees, and expenses, will not exceed thirty-five percent (35%) of the Gross Settlement Fund.

In addition, the Lead Plaintiff will seek an award pursuant to §77z-1(a)(4) in an amount not to exceed $15,000.

The attorneys' fees and expenses requested will be the only payment to Plaintiff's Counsel for their efforts in achieving this Settlement, for their risk in undertaking this representation on a wholly contingent basis, and for any work performed subsequent to the Court's award of fees for the purpose of completing the administration of the Settlement. To date, Plaintiff's Counsel have not been paid for their services for pursuing the Litigation on behalf of Plaintiff and Class Members, and they have not been reimbursed for their out-of-pocket expenses. The Court may award less than this amount.

Plaintiff's Counsel, without further notice to the Class, may subsequently apply for additional expenses incurred in connection with administering and distributing the Settlement proceeds to the members of the Class and any proceedings subsequent to the hearing by the Court approving the Settlement.

OBJECTING TO THE SETTLEMENT, PLAN OF ALLOCATION AND APPLICATION FOR ATTORNEYS' FEES AND EXPENSES

If you are a Class Member, you can tell the Court that you do not agree with the Settlement or some part of it, the proposed Plan of Allocation and/or the applications for attorneys' fees and expenses.

18. How Do I Tell the Court that I Do Not Like the Settlement, the Proposed Plan of Allocation and/or Applications for Attorneys' Fees and Litigation Expenses?

If you are a Class Member, you can object to the Settlement or any of its terms, the proposed Plan of Allocation of the Net Settlement Fund, the application by Plaintiff's Counsel for an award of attorneys' fees and expenses or Lead Plaintiff's application for expenses. You may write to Lead Plaintiff's Counsel, if you are a member of the Class, setting out your objection and giving reasons why you think the Court should not approve the Settlement, Plan of Allocation, or applications for fees and expenses. The Court will consider your views if you file a proper objection according to the following procedures.

If you wish to object, you must send a signed letter referencing *Zametkin v. Fidelity Management & Research Co. Securities Litigation* and saying that you object to the proposed Settlement, the Plan of Allocation, the application for attorneys' fees and expenses, and/or Lead Plaintiff's application for expenses. Be sure to include your name, address, telephone number and your signature, and identify and supply copies of documentation showing the date(s), price(s), and number(s) of Fund shares purchased or acquired and sold between June 6, 2005 and June 5, 2008, inclusive. In addition, state the reason(s) why you object to the Settlement, Plan of Allocation, application for attorneys' fees and expenses, and/or Lead Plaintiff's application for expenses. Your objection must be filed with Lead Plaintiff's Counsel, counsel for Defendants, and the Court at the following addresses, and ***must be postmarked no later than*** _________ to be effective.

Evan J. Kaufman
ROBBINS GELLER RUDMAN
& DOWD LLP
58 South Service Road, Suite 200
Melville, NY 11747

Sean M. Murphy
MILBANK TWEED HADLEY
& MCCLOY LLP
One Chase Manhattan Plaza
New York, NY 10005

You do not need to attend the hearing to have your objection considered. However, if you wish to attend or to have a lawyer attend on your behalf at a hearing to address your objection, you must indicate this intention in your objection letter and, if you intend to also seek to introduce evidence, provide the identity and an outline of the evidence of any witness you may seek to call to testify and documents you may seek to introduce. At the hearing(s) conducted by the Court to consider the Settlement, any Class Member who has not previously submitted a request for exclusion from the applicable Class and who has complied with the procedures set out in this Question 18 may appear and be heard, to the extent allowed by the Court, to state any objection to the Settlement, the Plan of Allocation, application for an award of attorneys' fees and expenses, and/or Lead Plaintiff's application for expenses. Any such objector may appear in person or arrange, at his or her own expense, for a lawyer to represent him or her at any such hearing. A lawyer attending on behalf of an objector in the Litigation must timely file a Notice of Appearance.

19. What Is the Difference Between Objecting and Excluding?

Objecting is simply telling the Court that you do not like something about the Settlement. You can object only if you stay in the Class. Excluding yourself is telling the Court that you do not want to be part of the Class. If you exclude yourself, you have no basis to object because the case no longer affects you.

THE SETTLEMENT APPROVAL AND FAIRNESS HEARING

The Court will hold a hearing to consider whether to approve the Settlement. At or after that hearing, the Court will also decide whether to approve the Plan of Allocation of the Net Settlement Fund, the application for attorneys' fees and expenses made by Lead Plaintiff's Counsel, and Lead Plaintiff's application for expenses. You may attend the hearing held by the Court and you may ask to speak (as discussed in Question 18), but you do not have to.

20. When and Where Will the Court Decide Whether to Approve the Settlement?

The Court will hold a fairness hearing on ____________, at ___________, in Courtroom 10 (5th Floor) of the United States District Court for the District of Massachusetts, John Joseph Moakley U.S. Courthouse, 1 Courthouse Way, Boston, Massachusetts 02210.

At the hearing, the Court will consider whether the Settlement is fair, reasonable and adequate and in the best interests of Class Members. The Court will also consider at that time whether to approve the proposed Plan of Allocation of the Net Settlement Fund. The Court will further consider the fee and expense application of Lead Plaintiff's Counsel and Lead Plaintiff's application for expenses. If there are objections, the Court will consider them, and the presiding judge may listen to people who have properly indicated, within the deadline identified in Question 18 above, an intention to speak at the hearing; however, all decisions regarding the conduct of the hearing will be made by the presiding judge. The Court may decide some or all of these issues at the hearing, or take them under consideration. We do not know how long these decisions will take.

Within 48 hours of the issuance of any such order, the orders made by the Court granting or refusing approval of the Settlement will be posted by the Claims Administrator at www.abdata.com and by Lead Plaintiff's Counsel at www.rgrdlaw.com. You may also contact the Claims Administrator by telephone to obtain a copy of any orders made following the hearing of the motions.

21. Do I Have to Come to the Hearing?

No. Plaintiff's Counsel will answer any questions the Court may have. You are welcome to attend at your own expense. If you send an objection, you do not have to come to court to talk about it. As long as you mail your written objection on time, the Court will consider it.

Please be aware that the Court may change the date and/or the time of the hearing without further notice to Class Members. If you want to come to a hearing, you should check with Plaintiff's Counsel beforehand to be sure that the date and/or time has not changed.

Class Members do not need to appear at a hearing or take any other action to indicate their approval of the matters being considered at the hearing.

22. May I Speak at the Hearing?

You may ask the Court for permission to speak at the hearing. If you wish to talk about your own objection, you must indicate this in the letter you send describing your objection pursuant to Question 18 above. If you intend to also introduce evidence at the hearing, you must also identify in your letter the information described in Question 18 above.

If you have hired or will hire a lawyer to attend on your behalf to address your objection, that lawyer must notify the parties indicated at Question 18 of his or her intention to appear to address your objection and serve and file a Notice of Appearance with the Court.

IF YOU DO NOTHING

23. What Happens if I Do Nothing at All?

If you do nothing, you will get no money from this Settlement and you will be precluded from starting a lawsuit, continuing with a lawsuit, or being part of any other lawsuit against the Defendants and the other Released Parties with respect of the Settled Claims ever again. To share in the Net Settlement Fund, you must submit a Proof of Claim form (see Question 10). To start, continue or be part of any other lawsuit against the Defendants and the other Released Parties concerning the Settled Claims you must have properly excluded yourself from the Class in accordance with the procedures set forth in this Notice (see Question 13).

GETTING MORE INFORMATION

24. Are There More Details About the Settlement?

This Notice summarizes the proposed Settlement. Additional details are contained in the Stipulation. You can get a copy of the Stipulation by writing to Plaintiff's Counsel: Evan Kaufman, Robbins Geller Rudman & Dowd LLP, 58 South Service Road, Suite 200, Melville, NY 11747; and Jeffrey A. Berens, Dyer & Berens LLP, 303 East 17th Avenue, Suite 300, Denver, CO 80203.

You can also obtain a copy of the Stipulation by calling the Claims Administrator toll-free at 800-985-7155, or write to:

A.B. Data
Zametkin v. Fidelity Management & Research Co. Securities Litigation
P.O. Box 170500
Milwaukee, WI 53217-8042

25. How Do I Get More Information?

For more detailed information concerning the matters involved in the Litigation, reference is made to the various pleadings, papers and orders filed in the Litigation, which may be inspected at the Office of the Clerk of the United States District Court for the District of Massachusetts, John Joseph Moakley U.S. Courthouse, 1 Courthouse Way, Boston, Massachusetts 02210, on weekdays (other than court holidays) between 8:30 a.m. and 5:00 p.m.

PLAN OF ALLOCATION OF THE NET SETTLEMENT FUND

The Net Settlement Fund will be distributed in accordance with the Plan of Allocation described below to Class Members who submit valid, timely Proof of Claim forms to the Claims Administrator ("Authorized Claimants"). To the extent there are sufficient funds in the Net Settlement Fund, each Authorized Claimant will receive an amount equal to the Authorized Claimant's Recognized Loss. If, however, the amount in the Net Settlement Fund is not sufficient to permit payment of the Recognized Loss of each Authorized Claimant (the more likely scenario), then each Authorized Claimant shall be paid the percentage of the Net Settlement Fund, that each Authorized Claimant's Recognized Loss bears to the total of Recognized Losses of all Authorized Claimants. Payment in this manner shall be deemed conclusive against all Authorized Claimants.

Plan of Allocation

Fidelity Ultra-Short Bond Fund
CUSIP: 31617K808

Preliminary Allocation of Settlement Proceeds

Closing Price on the date the lawsuit was filed[1] : $ 8.30 per share.

For shares of Fidelity's Ultra-Short Bond Fund acquired ***on or between June 6, 2005 through June 5, 2008***, and

1) sold prior to June 6, 2008, the claim per share is the lesser of (i) the Purchase Price per share less the Sales Price per share.

2) retained at the end of June 5, 2008, or, sold on or after June 6, 2008, the claim per share is the lesser of (i) the Purchase Price per share less the Sales Price per share or, (ii) the Purchase Price per share less $8.30.

General Provisions

For Class Members who held Fund shares at the beginning of the Class Period or made multiple purchases or acquisitions, or sales, during the Class Period, the first-in, first-out ("FIFO") method will be applied to such holdings, purchases, acquisitions and sales for purposes of calculating a claim. Under the FIFO method, sales of shares during the Class Period will be matched, in chronological order, first against shares held at the beginning of the Class Period. The remaining sales of shares during the Class Period will then be matched, in chronological order, against shares purchased or acquired during the Class Period.

A Class Member will be eligible to receive a distribution from the Net Settlement Fund only if a Class Member had a Recognized Loss, after all profits from transactions in Fund shares during the Class Period are subtracted from all losses. A purchase, acquisition or sale of Fund shares shall

---

[1] First Class Action Complaint filed on June 5, 2008.

be deemed to have occurred on the "contract" or "trade" date as opposed to the "settlement" or "payment" date.

No distributions will be made to Authorized Claimants who would otherwise receive less than ten dollars ($10).

The Court has jurisdiction to allow, disallow or adjust the claim of any Class Member on equitable grounds. The Court may also modify this Plan of Allocation in the interests of justice without further notice to Class Members. Payment pursuant to the Plan of Allocation set forth above shall be conclusive against all Authorized Claimants. No Person shall have any claim or cause of action against Plaintiff's Counsel, the Defendants, the Claims Administrator, or other person designated by the Court, based on distributions made substantially in accordance with this Plan of Allocation, or such alternative plan of allocation with respect to the Settlement that may be approved by the Court.

SPECIAL NOTICE TO SECURITIES BROKERS AND OTHER NOMINEES

If you purchased or acquired Fund shares between June 6, 2005 and June 5, 2008, inclusive, as nominee for a beneficial owner, then WITHIN 7 (SEVEN) BUSINESS DAYS OF YOUR RECEIPT OF THIS NOTICE, you must either: (1) send a copy of this Notice and Proof of Claim form by first class mail to all beneficial owners; or (2) provide a list of the names and addresses of beneficial owners to the Claims Administrator, *Zametkin v. Fidelity Management & Research Co. Securities Litigation*, c/o A.B. Data, Ltd:

P.O. Box 170500
Milwaukee, WI 53217-8042

If you choose to mail the Notice and Proof of Claim yourself, you may obtain from the Claims Administrator (without cost to you) as many additional copies of these documents as you will need to complete the mailing. Regardless of whether you choose to complete the mailing yourself or elect to have the mailing performed for you, you may obtain reimbursement for or advancement of reasonable administrative costs actually incurred or expected to be incurred in connection with forwarding the Notice and Proof of Claim and which would not have been incurred but for the obligation to forward the Notice and Proof of Claim, upon submission of appropriate documentation to the Claims Administrator.

PLEASE DO NOT CONTACT THE COURT REGARDING THIS NOTICE. DIRECT ALL OF YOUR QUESTIONS TO THE CLAIMS ADMINISTRATOR OR PLAINTIFF'S COUNSEL.

DATED: _______________, 2011

BY ORDER OF THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MASSACHUSETTS

EXHIBIT A-2

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

ALAN ZAMETKIN, on Behalf of Himself and All Others Similarly Situated,	)	
Plaintiff,	)	
v.	)	1:08-CV-10960-MLW
FIDELITY MANAGEMENT & RESEARCH COMPANY, *et al.*,	)	
Defendants.	)	

PROOF OF CLAIM AND RELEASE

I. GENERAL INSTRUCTIONS

To recover as a member of the Class based on your claims in the above-referenced Litigation, you must complete and, on page ___ hereof, sign this Proof of Claim and Release. If you fail to file a properly addressed (as set forth in paragraph 3 below) Proof of Claim and Release, your claim may be rejected and you may be precluded from any recovery from the settlement fund created in connection with the proposed settlement of the Litigation.

Submission of this Proof of Claim and Release, however, does not assure that you will share in the proceeds of the settlement of the Litigation.

YOU MUST MAIL YOUR COMPLETED AND SIGNED PROOF OF CLAIM AND RELEASE POSTMARKED ON OR BEFORE ____________, ADDRESSED AS FOLLOWS:

Zametkin v. Fidelity Management & Research Company Securities Litigation
c/o A.B. Data, Ltd.
P.O. Box 170500
Milwaukee, WI 53217-8042

If you are NOT a Member of the Class (as defined in the Notice of Pendency and Proposed Settlement of Class Action ("Notice")) DO NOT submit a Proof of Claim and Release form.

If you are a Member of the Class and you did not timely request exclusion in connection with the proposed settlement, you are bound by the terms of any judgment entered in the Litigation, including the releases provided therein, WHETHER OR NOT YOU SUBMIT A PROOF OF CLAIM AND RELEASE.

II. DEFINITIONS

All capitalized terms used, but not defined, herein shall have the meanings ascribed to them in the Notice. In addition, the following terms shall have the following meanings:

1. "Defendants" means Fidelity Management & Research Company, FMR Corp. (n/k/a FMR LLC), Fidelity Brokerage Services, LLC, Fidelity Income Fund, Edward C. Johnson 3d, Abigail P. Johnson, James C. Curvey, Timothy Hayes, Joseph B. Hollis, Stephen P. Jonas, Kimberly Monasterio, Christine Reynolds, and Robert L. Reynolds.

2. "Released Parties" means any and all of the Defendants, the Fidelity Ultra-Short Bond Fund and each of their respective present and former parents, subsidiaries, affiliates, officers, directors, employees, general or limited partners or partnerships, foundation, trusts, principals, trustees, attorneys, legal counsel, investment advisers, subadvisers, auditors, accountants, investment bankers, consultants, agents, insurers, co-insurers, heirs, executors, administrators, predecessors, successors and assigns.

3. "Settled Claims" means any and all claims, debts, demands, rights, actions, causes of action, suits, matters, issues, damages, losses or liabilities whatsoever (including, but not limited to,

any claims for interest, attorneys' fees, expert or consulting fees, and any other costs, expenses or liability whatsoever), whether based on federal, state, provincial, local, statutory or common law or any other law, rule or regulation, whether fixed or contingent, accrued or unaccrued, liquidated or unliquidated, at law or in equity, matured or unmatured, whether class or individual in nature, including both known claims and Unknown Claims (as defined herein), (i) that have been asserted in the Litigation against any of the Released Parties; or (ii) that could have been asserted in any forum by the Class Members or any of them (as purchasers or acquirers of Fidelity Ultra-Short Bond Fund shares during the Class Period) against any of the Released Parties which arise out of or are based upon the allegations, transactions, facts, matters, breaches, occurrences, financial statements, statements, representations or omissions involved, set forth, or referred to in the Litigation and which relate to the purchase or acquisition of the Fidelity Ultra-Short Bond Fund during the Class Period (except that Settled Claims do not include claims, rights or causes of action or liabilities whatsoever: (i) to enforce the Settlement; and (ii) for breach or violation of any of the terms of this Stipulation or orders or judgments issued by the Court in connection with the Settlement or confidentiality obligations with respect to settlement communications).

4. "Unknown Claims" means any and all Settled Claims which the Plaintiff or Class Members do not know or suspect to exist in his, her or its favor at the time of the execution of the Stipulation.

III. CLAIMANT IDENTIFICATION

If you purchased or acquired Fidelity Ultra-Short Bond Fund shares and held the certificate(s) in your name, you are the beneficial purchaser or acquirer as well as the record purchaser or acquirer. If, however, you purchased or acquired Fidelity Ultra-Short Bond Fund shares and the certificate(s) were registered in the name of a third party, such as a nominee or brokerage firm, you are the beneficial purchaser or acquirer and the third party is the record purchaser or acquirer.

Use Part I of this form entitled "Claimant Identification" to identify each purchaser or acquirer of record ("nominee"), if different from the beneficial purchaser or acquirer of Fidelity Ultra-Short Bond Fund shares which forms the basis of this claim. THIS CLAIM MUST BE FILED BY THE ACTUAL BENEFICIAL PURCHASER(S) OR ACQUIRER(S), OR THE LEGAL REPRESENTATIVE OF SUCH PURCHASER OR ACQUIRERS, OF THE FIDELITY ULTRA-SHORT BOND FUND SHARES UPON WHICH THIS CLAIM IS BASED.

All joint purchasers and acquirers must sign this claim. Executors, administrators, guardians, conservators and trustees must complete and sign this claim on behalf of persons represented by them and their authority must accompany this claim and their titles or capacities must be stated. The Social Security or Social Insurance (or taxpayer identification) number and telephone number of the beneficial owner may be used in verifying the claim. Failure to provide the foregoing information could delay verification of your claim or result in rejection of the claim.

IV. CLAIM FORM

Use Part II of this form entitled "Schedule of Transactions in Fidelity Ultra-Short Bond Fund Shares" to supply all required details of your transaction(s) in Fidelity Ultra-Short Bond Fund shares. If you need more space or additional schedules, attach separate sheets giving all of the required information in substantially the same form. Sign and print or type your name on each additional sheet.

On the schedules, provide all of the requested information with respect to ***all*** of your purchases or acquisitions and ***all*** of your sales of Fidelity Ultra-Short Bond Fund shares which took place at any time between June 6, 2005 and June 5, 2008, inclusive (the "Class Period"), whether such transactions resulted in a profit or a loss. You must also provide all of the requested information with respect to ***all*** of the Fidelity Ultra-Short Bond Fund shares you held at the beginning of trading on June 6, 2005, and at the close of trading on June 5, 2008. Failure to report all such transactions may result in the rejection of your claim.

List each transaction in the Class Period separately and in chronological order, by trade date, beginning with the earliest. You must accurately provide the month, day and year of each transaction you list.

Copies of broker confirmations or other documentation of your transactions in Fidelity Ultra-Short Bond Fund shares should be attached to your claim. Failure to provide this documentation could delay verification of your claim or result in rejection of your claim.

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS
Zametkin v. Fidelity Management and Research Company, at al.
Civil Action No. 1:08-CV-10960-MLW

PROOF OF CLAIM AND RELEASE

Must be Postmarked No Later Than:

____

Please Type or Print

PART I: CLAIMANT IDENTIFICATION

____
Beneficial Owner's Name (First, Middle, Last) / Joint Owner's Name

____
Street Address

__________________________ __________________________
City | State | Zip Code

__________________________ __________________________
Province (if applicable) | Country

__________________________ ________ Individual
________ Corporation/Other

Social Security Number,
Taxpayer Identification Number,
or Social Insurance Number

____________ __________________________
Area Code | Telephone Number (work)

____________ __________________________
Area Code | Telephone Number (home)

____
Record Owner's Name (if different from beneficial owner listed above)

PART II: SCHEDULE OF TRANSACTIONS IN FIDELITY ULTRA-SHORT BOND FUND SHARES

A. Number of Fidelity Ultra-Short Bond Fund shares held at the beginning of trading on June 6, 2005: _______

B. Purchases or Acquisitions (June 6, 2005 – June 5, 2008, inclusive) of Fidelity Ultra-Short Bond Fund shares:

Trade Date Mo. Day Year	Number of Shares Purchased or Acquired	Total Purchase or Acquisition Price	Acquired via Dividend Reinvestment? Y/N
1.	1.	1.	
2.	2.	2.	
3.	3.	3.	

Note: Please identify which of the above acquisitions were made via dividend reinvestment.

C. Sales (June 6, 2005 – June 5, 2008, inclusive) of Fidelity Ultra-Short Bond Fund shares:

Trade Date Mo. Day Year	Number of Shares Sold	Total Sales Price
1.	1.	1.
2.	2.	2.
3.	3.	3.

D. Number of Fidelity Ultra-Short Bond Fund shares held at close of trading on June 5, 2008: ______________________

If you require additional space, attach extra schedules in the same format as above. Sign and print your name on each additional page.

YOU MUST READ THE RELEASE, AND YOUR SIGNATURE ON PAGE __ WILL CONSTITUTE YOUR ACKNOWLEDGMENT OF THE RELEASE.

V. SUBMISSION TO JURISDICTION OF COURT AND ACKNOWLEDGMENTS AND AFFIRMATIONS

I submit this Proof of Claim and Release under the terms of the Stipulation of Settlement described in the Notice. I also submit to the jurisdiction of the United States District Court for the District of Massachusetts with respect to my claim as a Class Member and for purposes of enforcing the release set forth herein. I further acknowledge that I am bound by and subject to the terms of any judgment that may be entered in the Litigation. I affirm that I purchased or otherwise acquired Fidelity Ultra-Short Bond Fund shares between June 6, 2005 and June 5, 2008. By submitting this Proof of Claim, I state that I believe in good faith that I am a Class Member as defined in the Notice or am acting for such person; that I am not a Defendant in the Litigation or anyone excluded from the Class; that I have read and understand the Notice; that I believe that I am entitled to receive a share of the Net Settlement Fund; that I elect to participate in the proposed Settlement described in the Notice; that I have not filed a request for exclusion; and that I have not submitted any other claim covering the same purchases, acquisitions or sales of Fidelity Ultra-Short Bond Fund shares during the Class Period and know of no other person having done so on my behalf. I have set forth where requested herein all relevant information with respect to each purchase of shares of Fidelity Ultra-Short Bond Fund shares between June 6, 2005 and June 5, 2008. I agree to furnish additional information to the Claims Administrator to support this claim if requested to do so. I understand that no discovery shall be allowed on the merits of the Litigation or Settlement in connection with processing of the Proofs of Claim and in particular that no discovery shall be permitted against any Defendants in connection with any Proofs of Claim.

VI. RELEASE

I (We) hereby acknowledge, on behalf of myself(ourselves) and my(our) heirs, executors, administrators, predecessors, successors, and assigns (or, if submitting this Proof of Claim on behalf of a corporation, a partnership, estate or one or more other persons, on behalf of it, him, her or them and on behalf of its, his, her or their heirs, executors, administrators, predecessors, successors, and assigns), full and complete satisfaction of, and do hereby fully, finally and forever settle, release and discharge from the Settled Claims each and all of the Released Parties.

This release shall be of no force or effect unless and until the Court approves the Stipulation and the Stipulation becomes effective on the Effective Date (as defined in the Stipulation).

I (We) hereby warrant and represent that I (we) have not assigned or transferred or purported to assign or transfer, voluntarily or involuntarily, any matter released pursuant to this release or any other part or portion thereof.

I (We) hereby warrant and represent that I (we) have included information about all of my (our) transactions in Fidelity Ultra-Short Bond Fund shares which occurred during the Class Period as well as the number of shares of the Fidelity Ultra-Short Bond Fund held by me (us) at the beginning of trading on June 6, 2005 and at the close of trading on June 5, 2008.

I (We) certify that I am (we are) not subject to backup withholding under the provisions of Section 3406(a)(1)(C) of the Internal Revenue Code.

Note: If you have been notified by the Internal Revenue Service that you are subject to backup withholding, please strike out the language that you are not subject to backup withholding in the certification above.

I declare under penalty of perjury under the laws of the United States of America that the foregoing information supplied by the undersigned is true and correct.

Executed this _______ day of___________________________
(Month/Year)

in ____
(City) (State or Province/Country)

____
(Sign your name here)

____
(Type or print your name here)

____
(Capacity of person(s) signing,
e.g., Beneficial Purchaser,
Executor or Administrator)

ACCURATE CLAIMS PROCESSING TAKES A SIGNIFICANT AMOUNT OF TIME. THANK YOU FOR YOUR PATIENCE.

Reminder Checklist:

1. Please sign the above release and declaration.
2. Remember to attach supporting documentation, if available.
3. Do not send original stock certificates.
4. Keep a copy of your claim form for your records.
5. If you desire an acknowledgment of receipt of your claim form, please send it Certified Mail, Return Receipt Requested.
6. If you move, please send us your new address.

UNITED STATES DISTRICT COURT

DISTRICT OF MASSACHUSETTS

ALAN ZAMETKIN, On Behalf of Himself and All Others Similarly Situated,	)	No. 1:08-cv-10960-MLW
Plaintiff,	)	CLASS ACTION
vs.	)	SUMMARY NOTICE
FIDELITY MANAGEMENT & RESEARCH COMPANY, et al.,	)	EXHIBIT A-3
Defendants.	)	

TO: ALL PERSONS WHO PURCHASED OR OTHERWISE ACQUIRED FIDELITY ULTRA-SHORT BOND FUND SHARES BETWEEN JUNE 6, 2005 AND JUNE 5, 2008, INCLUSIVE

YOU ARE HEREBY NOTIFIED that pursuant to an Order of the United States District Court for the District of Massachusetts, a hearing will be held on ________, 2011, at ____ p.m., before the Honorable Mark L. Wolf, at the John Joseph Moakley United States Courthouse, 1 Courthouse Way, Boston, MA 02210, for the purpose of determining (1) whether the proposed settlement of the Action for the sum of $7,500,000 in cash should be approved by the Court as fair, reasonable, and adequate; (2) whether, thereafter, this Action should be dismissed with prejudice against the Defendants as set forth in the Stipulation of Settlement dated June 17, 2011; (3) whether the Plan of Allocation of settlement proceeds is fair, reasonable, and adequate and therefore should be approved; (4) the reasonableness of the application of Co-Lead Counsel for the payment of attorneys' fees and expenses incurred in connection with this Action, together with interest thereon; and (5) the reasonableness of the request by Lead Plaintiff for reimbursement of his time and expenses incurred in pursuing the Action on behalf of the Class.

If you purchased or acquired Fidelity Ultra-Short Bond Fund shares between June 6, 2005 and June 5, 2008, inclusive, your rights may be affected by this Action and the settlement thereof. If you have not received a detailed Notice of Pendency and Certification of Class Action, Proposed Settlement and Settlement Approval/Fairness Hearing and a copy of the Proof of Claim and Release, you may obtain copies by writing to *Fidelity Ultra-Short Bond Fund Litigation*, Claims Administrator, c/o A.B. Data, Ltd., P.O. Box 170500, Milwaukee, Wisconsin 53217-8042, or by downloading this information at www.abdata.com. If you are a Class Member, in order to share in the distribution of the Net Settlement Fund, you must submit a Proof of Claim and Release postmarked no later than __________, 2011, establishing that you are entitled to a recovery. You will be bound by any judgment rendered in the Action unless you request to be excluded, in writing, to the above address, postmarked by ____________, 2011.

Any objection to any aspect of the settlement must be filed with the Clerk of the Court no later than ________________, 2011, and ***received*** by the following no later than ____________, 2011:

ROBBINS GELLER RUDMAN
& DOWD LLP
EVAN J. KAUFMAN
58 South Service Road, Suite 200
Melville, NY 11747

MILBANK TWEED HADLEY
& MCCLOY LLP
SEAN M. MURPHY
One Chase Manhattan Plaza
New York, NY 10005

PLEASE DO NOT CONTACT THE COURT OR THE CLERK'S OFFICE REGARDING THIS NOTICE.

DATED: _________________, 2011

BY ORDER OF THE COURT
UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS